SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

APR 11 2008

Washington, DC
101

FORM 6-K

08047094

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	**April**	**2008**
Commission File Number	**333-07346**	

Ainsworth Lumber Co. Ltd.

(Translation of registrant's name into English)

PROCESSED
APR 15 2008
THOMSON
FINANCIAL

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1 The Registrant's 2007 Annual Report to Shareholders.

DOCUMENT 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.
(Registrant)

Date: April 10, 2008

By: ______________________

Name: Robert Allen
Title: Chief Financial Officer

Ainsworth®



ANNUAL REPORT 2007

07

Ainsworth Lumber Co. Ltd. (the "Company") is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The Company has operations in Canada and the United States. In Alberta, the Company's operations include an oriented strand board (OSB) plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In British Columbia, the Company's operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the Company's operations include an OSB plant at Barwick. In Minnesota, the Company's operations include OSB plants in Bemidji, Cook and Grand Rapids. The Company's facilities have a total annual capacity of 3.1 billion square feet (3/8" basis) of OSB, 156 million square feet (3/8" basis) of specialty overlaid plywood, and 200 million square feet (3/8" basis) of veneer.

TABLE OF CONTENTS

2007 HIGHLIGHTS

Year ended December 31	2007	2006
(MILLIONS OF CANADIAN DOLLARS, EXCEPT COMMON SHARE DATA)		
OPERATING RESULTS		
Sales	$ **544.2**	$ 827.1
Net loss	**(216.5)**	(108.0)
Cash (used in) provided by operating activities	**(127.3)**	8.0
FINANCIAL POSITION		
Total assets	$ **1,100.6**	$ 1,504.2
Total debt	**977.4**	1,038.1
Shareholders' equity	**12.7**	294.1
Adjusted working capital[1]	**124.7**	186.6
COMMON SHARE DATA		
Loss per share	$ **(14.78)**	$ (7.37)
Number of common shares outstanding	**14,649,140**	14,649,140

[1] *Adjusted working capital is not defined under generally accepted accounting principles and is calculated as current assets (excluding restricted cash, timber deposits and current portion of future income tax assets) less current liabilities (excluding current portion of future income tax liabilities).*

	2007		2006	
PRODUCT SHIPMENTS	Volume	Sales (000's)	Volume	Sales (000's)
OSB (msf – 3/8")	**2,343,103**	$ **448,351**	2,774,885	$ 729,945
Plywood (msf – 3/8")	**149,735**	**87,084**	128,465	85,237
Veneer (msf – 3/8")	**27,153**	**5,080**	47,073	9,754
Chips (BDU's)	**40,856**	**3,716**	43,256	2,182
		$ **544,231**		$ 827,118
SALES REVENUE BY MARKET	% of Total	Sales (000's)	% of Total	Sales (000's)
United States	**77.3%**	$ **420,602**	87.5%	$ 723,111
Canada	**11.5%**	**62,702**	7.1%	59,023
Overseas	**11.2%**	**60,927**	5.4%	44,984
	100.0 %	$ **544,231**	100.0%	$ 827,118

DEAR FELLOW SHAREHOLDERS:

The difficult conditions that prevailed in 2006 worsened throughout 2007 in our key U.S. markets. An oversupply of new and existing homes, turmoil in the mortgage credit markets, and a weak U.S. dollar all contributed to a very challenging year for the company.

For the year 2007, the Company recorded a net loss of $216.5 million ($14.78 per common share) compared to a net loss of $108.0 million ($7.37 per common share) in 2006. The 2007 net loss included $144.0 million in impairment charges related to an OSB mill, goodwill and intangible assets. Total sales for the year were $544.2 million, compared to $827.1 million the previous year. Adjusted EBITDA for 2007 was a loss of $57.9 million compared to a gain of $54.1 million in 2006.

In 2007, U.S. housing starts, the key driver of OSB demand, totaled just 1.35 million units, down 25% from 2006. The 2007 total was the lowest since 1.29 million units were recorded in 1993, and the year-over-year rate of decline was the steepest since 1980, according to the *U.S. Commerce Department*. The trend in homebuilding activity has been even more dramatic, plummeting 56% from an annual rate of 2.29 million starts in January 2006 to 1.00 million in December 2007.

It was a tough year, and we needed to make a number of difficult decisions. But we acted quickly and decisively, taking the steps we felt necessary to best weather this storm. The challenge we now face is to preserve value for shareholders over the long-term.

We continue to believe that the underlying demographics exist to support a strong, growing U.S. new home construction market over the long-term – a forecast shared by a majority of economists and industry analysts. Each year the U.S. population grows by approximately 3 million people, providing a continued demand for additional housing. While undeniably severe, we believe that the trough we are now in is temporary.

In addition to the specific steps outlined below, in early 2008 we commenced an offer to exchange our senior unsecured notes that would have largely addressed our liquidity needs during the downturn in the industry. Although supported by a group of noteholders holding a significant percentage of our senior unsecured notes, the offer was not successful. We are currently engaged in discussions with our largest noteholders to find an acceptable solution and we are also examining other alternatives.

TAKING DECISIVE ACTION

In 2007, OSB demand and prices continued their decline, reflecting the sharp fall in the level of new home construction activity. The annual average OSB reported prices in the North Central region fell 26% relative to 2006. In the face of the weak demand and reduced prices, we made a number of production curtailments over the course of the year that affected each of our OSB facilities in Canada and the U.S. Additionally, very late in the year we made the difficult decision to indefinitely close our jointly-owned Footner Forest Products OSB mill in High Level, Alberta. Company-wide OSB production of 2.3 billion square feet (3/8") during 2007 was 15% lower than 2006.

Capital spending on discretionary projects was put on hold in 2007 in an effort to preserve cash during this challenging period. Regrettably, we felt it was also necessary to delay the expansion of our Grande Prairie, Alberta facility. This $350 million project, which was over three-quarters complete when construction was halted, involves the addition of a second production line that will add 600 million square feet (3/8") of OSB capacity and will nearly double Grande Prairie's annual OSB capacity to 1.3 billion square feet. When completed, the new line's technology will also be capable of producing oriented strand lumber and laminated strand lumber.

We were able to augment this adjustment in capital spending with further efforts to reduce costs and improve operational efficiency. OSB input costs, including those for wood, resin, wax and conversion, decreased 13% on a per unit basis in 2007. This can be partially attributed to a weaker U.S. dollar, but it is also the result of specific initiatives aimed at reducing discretionary expenditures and materials costs.

As a result of our expectations that business conditions in 2008 will remain very difficult, we continue to take steps towards restructuring our debt financing and finding a capitalization solution that will be of benefit to all stakeholders.

BUILDING A FOUNDATION FOR FUTURE GROWTH

In 2007, despite the challenges in our markets, we were able to strengthen our market position by expanding distribution networks and introducing innovative new engineered wood products. Working with our customers, we undertook a number of field trials of a new OSB concrete-form panel. These trials resulted in the January 2008 unveiling of Pourform-OS™. It is the only FSC-certified overlaid OSB concrete-form panel available to the North American market, and we are encouraged by the response to date from customers. This new product joins our Thermastrand® radiant barrier roof sheathing, which won Building Products magazine's Top 100 award in 2007, as promising drivers for future growth.

Beyond North America, sales to overseas markets were 35% higher in 2007 relative to 2006. This is compared to a 41% drop in U.S. sales. In Asia, where new housing construction in many countries relies heavily on materials such as brick or concrete, we are careful not to overstate the market opportunity for OSB products. However, with the Japanese residential construction market being second only to the U.S. in the amount of wood it consumes, we do see some potential for continued growth. We are pleased that we again had the predominant share of OSB sales to Japan in 2007. When it became apparent that North American OSB demand and prices were going to remain soft through at least 2007, we moved quickly to place more products into other overseas markets. Following an eight-month process, we received in January 2008 the CE mark certification that allows for sales into the markets of the European Economic Area, where we see important opportunities for diversification.

MARKET OUTLOOK

The year 2008 may not bring relief. For the next six months, the forecast remains pessimistic. In February, the National Association of Home Builders (NAHB) predicted an overall 25% drop in U.S. housing starts for 2008, including a 31% drop in single-family starts. It is not until the fourth quarter of 2008 or the beginning of 2009 that the NAHB expects housing starts to begin recovering. Once excess housing inventories are cleared and the mortgage credit market crisis has subsided, we believe ongoing demand for new and existing homes will begin driving renewed growth in new home construction and renovations.

At the same time, we are continuing to see structural engineered wood products replace solid wood and other materials in a growing number of residential and commercial applications due to their superior performance capabilities, reliability, cost-effectiveness and efficient use of timber resources. We will continue to explore many value-added opportunities to exploit this favourable trend.

COMMITTED TO CREATING AND DELIVERING VALUE

The past 12 months have been very difficult, and we would like to thank our shareholders, customers, suppliers and our dedicated employees for their steadfast support. The months ahead will be no easier, but we are doing all we can to meet the challenge. We have a world-class portfolio of production assets, innovative new products that are quickly gaining traction in the market and promising growth potential in our non-core markets overseas. And, importantly, our environmental and safety stewardship continues to be very impressive.

We will continue to take decisive action in the months ahead and seek out the structural solutions necessary to weather these challenging times. In the long-term, provided we can meet the present liquidity challenges through a restructuring of our debt or an alternative solution, the Company will continue to build on its reputation as one of North America's leading providers of engineered wood products and to deliver sustainable value for shareholders.

Sincerely,



Brian Ainsworth
Chairman of the Board and Chief Executive Officer

March 31, 2008

For the three month period and the year ended December 31, 2007

This management's discussion and analysis is presented as at March 31, 2008. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars.

OVERVIEW

Ainsworth is a leading manufacturer of engineered wood products, such as oriented strand board ("OSB") and specialty overlaid plywood. In 2007, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. We own six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. As of March 31, 2008, we are operating three OSB facilities in Canada and we are operating one OSB facility in Minnesota.

Ainsworth's business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood (Ainsworth is also one of the largest manufacturers of specialty overlaid concrete-forming plywood in North America). These products command premium pricing, particularly during cyclical lows for commodity products, such as the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. On completion, the expanded facility will be able to produce OSB, oriented strand lumber ("OSL") and laminated strand lumber ("LSL"). OSL and LSL are engineered wood product alternatives to traditional sawn lumber products. Capital spending at the Grande Prairie facility is currently on hold to preserve liquidity until market conditions improve.

REVIEW OF OPERATING RESULTS

The challenging business conditions which characterized the first nine months of 2007 worsened in the fourth quarter. We continued to experience a steep decline in OSB prices and now face the prospect of a protracted weak demand and pricing environment. The OSB market is challenged by the poor U.S. housing market coupled with recent and scheduled OSB capacity additions. New home construction and new home sales in the U.S., our largest market, continue to be sharply reduced compared to prior periods, depressing customer demand for OSB.

The average of the market prices reported by Random Lengths in the North Central region during the fourth quarter of 2007 was U.S.$165 per msf (on a 7/16th-inch basis) compared to U.S.$166 per msf in the fourth quarter of 2006. On an annual basis, average North Central market prices of U.S.$161 per msf declined 26% from U.S.$218 per msf in 2006. While consistent with market results, our fourth quarter realized sales prices were also negatively affected by the strong Canadian dollar.

OSB shipment volumes of 459,519 msf in the fourth quarter of 2007 were 4.3% lower than in the same period of 2006 as a result of reduced customer demand, temporary plant closures and reduced production levels at some facilities. Our Cook and Bemidji facilities took temporary shutdowns during the fourth quarter of 2007 and operated on a reduced production schedule starting at the end of October. During the fourth quarter we also announced the indefinite closure, effective December 20, 2007, of our jointly-owned OSB facility at High Level. The closure is due to operating losses arising from continued depressed OSB prices, high freight costs to key markets, local electricity and taxation rates, reduced customer demand due to the severe decline in North American housing starts and the stronger Canadian dollar. Our other OSB facilities were also closed from December 24, 2007 through January 1, 2008.

Annual OSB shipment volumes of 2,343,103 msf decreased 16% compared to 2006 as a result of production curtailments at our Grand Rapids and Cook OSB facilities and the permanent closure of one production line at our Bemidji OSB facility at the end of August 2006 in addition to the closures in the fourth quarter of 2007.

REVIEW OF FINANCIAL RESULTS

In 2007 our margins and adjusted EBITDA were negatively affected by the ongoing low OSB prices and the strong Canadian dollar in the quarter and for the year. Net loss was partially offset by a foreign exchange gain on long-term debt as a result of the strengthening Canadian dollar in the fourth quarter.

FINANCIAL SUMMARY

	2007	2006	2005
(in millions)			
Sales	$ **544.2**	$ 827.1	$ 1,248.2
Costs and expenses	**833.3**	947.4	990.6
Operating (loss) earnings	**(289.1)**	(120.2)	257.6
Net (loss) income	**(216.5)**	(108.0)	153.2
Adjusted EBITDA[1]	**(57.9)**	54.1	371.6

[1] Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, other foreign exchange (gain) loss, income tax recovery and non-recurring items. We have presented this measure as we believe that, in addition to net loss, adjusted EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. Adjusted EBITDA is calculated as follows:

	2007	2006	2005
(in millions)			
Net (loss) income	$ **(216.5)**	$ (108.0)	$ 153.2
Add:			
Amortization of capital assets	**65.9**	88.0	103.9
Write-down of capital assets	**80.8**	55.3	—
Write-down of timber deposits	**–**	4.5	—
Loss on disposal of capital assets	**0.2**	2.5	—
Impairment of goodwill	**51.0**	—	—
Impairment of intangible assets	**12.2**	—	—
Cost of class action law suit	**15.1**	5.1	—
Production line closure	—	5.9	—
Finance expense	**77.0**	74.3	71.3
Income tax recovery	**(9.7)**	(85.6)	63.7
Foreign exchange (gain) loss on long-term debt	**(161.3)**	7.9	(28.3)
Other foreign exchange loss (gain)	**16.2**	(0.2)	7.8
Realized currency translation adjustments	**11.2**	4.4	—
Adjusted EBITDA	$ **(57.9)**	$ 54.1	$ 371.6

NET LOSS

The net loss for the quarter ended December 31, 2007 was $184.5 million, which was an increase of $106.4 million in losses compared to the fourth quarter of 2006. The increased loss is attributable to the $80.8 million write-down of capital assets and the $51.0 million impairment of goodwill recorded in the fourth quarter of 2007, partially offset by the foreign exchange gain on long-term debt.

On an annual basis, our net loss was $216.5 million compared to a $108.0 million loss for 2006. This increase in loss represents the decline in product margins as a result of decreasing OSB sales prices, the goodwill impairment charge, increases in asset write-downs and a reduced tax recovery due to a valuation allowance against certain future tax assets, partially offset by the foreign exchange gain on long-term debt.

ADJUSTED EBITDA

Adjusted EBITDA was a loss of $23.6 million in the fourth quarter of 2007, an improvement of $5.6 million compared to the fourth quarter of 2006. Profit margins (sales less costs of products sold) improved by $4.8 million compared to the fourth quarter of 2006 and selling and administration expenses decreased $2.7 million. These increases in adjusted EBITDA were partially offset by a $1.9 million reduction in other income.

For the year, negative adjusted EBITDA of $57.9 million was $111.8 million lower than in 2006. This decrease was primarily the result of significant declines in profit margins compared to 2006 as realized OSB prices were 26% lower in 2007 than in 2006, as well as lower shipment volumes.

The strengthening of the Canadian dollar relative to the U.S. dollar, which was an average of fourteen cents higher in the fourth quarter of 2007 compared to 2006, resulted in a decrease to our quarterly adjusted EBITDA of $5.5 million. On an annual basis, the Canadian dollar was an average of five cents higher in 2007 compared to 2006, resulting in a decrease of $11.1 million in adjusted EBITDA.

SALES

Total sales in the fourth quarter of 2007 were 15% lower than in the fourth quarter of 2006, decreasing from $119.2 million to $100.8 million. Total sales for the year 2007 were $544.2 million compared to $827.1 million in 2006. This represents a decrease of $282.9 million, or 34%, which was attributable to the decline in prices (23%) and shipment volume (11%) due to reduced customer demand.

OSB

In the fourth quarter, OSB sales were $79.2 million in 2007 compared to $98.5 million in the same period of 2006, a decrease of 20%. Shipment volumes were 4% lower in the fourth quarter of 2007 than in 2006 due to the indefinite closure of our jointly-owned High Level OSB facility, reduced production schedules at our Bemidji and Cook OSB facilities, and production downtime at our remaining OSB facilities in the fourth quarter of 2007. Our average sales price for OSB decreased by 16% in the fourth quarter compared to 2006, from $205 to $172.

In 2007, OSB sales were $448.3 million, which was $281.6 million lower than OSB sales of $729.9 million in 2006. The 39% decline in OSB sales was the result of market price (27%) and shipment volume reductions (16%). Our average realized selling price for OSB in 2007 was $191 compared to $263 in 2006. The decline in volume was due to the production curtailment at Grand Rapids and the permanent closure of one of Bemidji's two production lines in August 2006. Production was also curtailed at our Cook OSB facility during the first quarter of 2007.

SPECIALTY OVERLAID PLYWOOD AND OTHER PRODUCTS

Sales of specialty overlaid plywood and other products were $21.6 million in the fourth quarter of 2007 compared to $20.8 million in the fourth quarter of 2006. Plywood sales volumes were 20% higher than in the fourth quarter of 2006, but the resulting increase in plywood sales was partially offset by a 9% decrease in realized prices.

Plywood and other product sales were $95.9 million in 2007 compared to $97.2 million in 2006, a 1% decline. The decrease is primarily attributable to a 12% decrease in the sales price of plywood nearly offset by a 17% increase in plywood sales volume.

COSTS OF PRODUCTS SOLD (EXCLUSIVE OF AMORTIZATION)

For the fourth quarter, costs of products sold (excluding amortization) decreased from $142.4 million in 2006 to $119.2 million in 2007. On an annual basis, costs of products sold decreased by 23% compared to 2006, from $750.0 million in 2006 to $577.3 million in 2007.

OSB

OSB costs of sales in the fourth quarter of 2007 were $98.1 million compared to $122.9 million in 2006. This 20% reduction is primarily attributable to declining input prices and shipment volumes combined with cost reduction initiatives, representing a decrease to OSB costs of products sold of $20.4 million.

Costs of OSB sold in 2007 were $486.6 million, which was 27% lower than costs of $661.8 million in 2006. The decrease is attributable to the decline in volume, and a 13% decline in the per unit cost of OSB shipped in 2007.

OSB input costs decreased significantly during 2007. Wood, resin, wax and conversion costs were lower on a per unit basis in 2007 than in 2006 primarily due to cost reduction initiatives and the stronger Canadian dollar. Discretionary repairs and maintenance spending and contractor costs were closely monitored and reduced.

The reduction in OSB costs of sales due to lower shipment volume was partially offset by a write-down of log inventories. The ongoing market downturn led to a reduction in the estimated net realizable value of our log inventories at some of our Canadian mills and in Minnesota. In Minnesota, the net realizable value of logs was also impacted by high wood costs.

SPECIALTY OVERLAID PLYWOOD AND OTHER PRODUCTS

Costs of sales of plywood and other products were $21.1 million in the fourth quarter of 2007 compared to $19.5 million in 2006. A 20% increase in sales volume and a 9% decrease in per unit costs contributed to this change.

The costs of our specialty plywood and other products sold in the year 2007 were $90.6 million compared to $88.2 million in 2006, an increase of 3%. The increase in costs of products sold was primarily because shipment volumes increased by 17% compared to 2006. The cost per unit shipped decreased 12% compared to 2006.

SELLING AND ADMINISTRATION

Selling and administration expenses of $6.8 million during the fourth quarter of 2007 were $2.7 million lower than in the fourth quarter of 2006. The decrease was due to continued reductions in Sarbanes-Oxley compliance expenses, discretionary spending in areas such as travel, employee bonuses, and other general spending.

For the full year 2007, selling and administration expenses were $30.8 million which was $5.2 million lower than the prior year. This decrease in expenses was primarily attributable to reducing general spending, travel and outsourced Sarbanes-Oxley compliance initiatives.

AMORTIZATION OF CAPITAL ASSETS

Amortization expense of $13.3 million in the fourth quarter of 2007 did not change significantly compared to the fourth quarter of 2006. The annual amortization expense decreased from $88.0 million in 2006 to $65.9 million in 2007. Our OSB panel product mills are amortized using the units-of-production method so the amortization expense decreased as volumes decreased due to the production curtailments at Grand Rapids and Cook (in the first quarter of 2007), as well as the permanent closure of one production line at Bemidji in August 2006.

COST OF CLASS ACTION LAWSUIT

In October 2007, we finalized a settlement agreement with the direct purchaser plaintiffs in the OSB anti-trust litigation. Under the terms of the agreement, we paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. This settlement, along with the associated legal costs, was reflected in our results as at September 30, 2007. In January 2008, we finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, we paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. The settlement amount for the indirect plaintiffs, along with associated legal costs of $5.2 million (2006: $5.1 million), was reflected in the Company's results as at December 31, 2007. We received preliminary court approval of these settlements in March 2008. We continue to believe the allegations against us in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.

IMPAIRMENT OF INTANGIBLE ASSETS

Intangible assets consist of an air emissions permit, an option to acquire property, access to tax incentives, and use rights, all related to the development of an OSB production facility in the State of New York. Through the Company's annual impairment testing of intangible assets as at September 30, 2007, the value of these assets was determined to be impaired, and a charge of $8.6 million was recorded. As at December 31, 2007 as a result of weakened market forecasts and changes in our flexibility to commit to capital expenditure plans, the Company again reviewed the carrying value of these assets and determined that it was likely not recoverable in the future. The Company has recorded an additional impairment charge of $3.6 million to write off the balance of these identifiable intangible assets as at December 31, 2007.

WRITE-DOWN OF CAPITAL ASSETS

At December 31, 2007, as a result of weakening business conditions in the fourth quarter of 2007 and management's consideration of revised market price forecasts published by RISI reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, we undertook a review of the carrying value of our OSB facilities. We concluded that the carrying value of the Grand Rapids OSB facility will not be recoverable in the future. Accordingly, we recorded an $80.8 million write-down of the production assets relating to this facility, using both a discounted cash flow model and management's best estimate of exit market prices for the residual assets.

In September 2006, we recorded a write-down of $55.3 million to production assets relating to the closure of one of the production lines at the Bemidji, Minnesota OSB facility.

IMPAIRMENT OF GOODWILL

Goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired when the Company completed the acquisition of the 100% of the voting shares of Voyageur Panel Limited in 2004. At September 30, 2007, the Company performed its normal course annual impairment test of goodwill, by estimating the expected future discounted cash flows of the reporting unit (our Barwick OSB facility), and determined that the asset was not impaired. At December 31, 2007, due to weakening business conditions in the fourth quarter of 2007 and management's consideration of revised market price forecasts published by RISI which reflected the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the impairment test was re-performed, and an impairment charge of $51.0 million was recorded.

FINANCE EXPENSE

Finance expense of $17.9 million incurred in the fourth quarter of 2007 was $1.9 million lower than in the fourth quarter of 2006. The decrease was primarily due to the elimination of amortization of previously capitalized transaction costs as of January 1, 2007 due to a change in the accounting policy as disclosed in Note 2 to the financial statements.

Finance expense for 2007 was $77.0 million, an increase of $2.7 million from $74.3 million in 2006. Interest expense was $5.2 million higher in 2007 compared to 2006 as a result of the term loan entered into in June 2007 combined with increases in LIBOR. These increases were partially offset by the change in the accounting for transaction costs on long-term debt described in Note 2 to the financial statements and the effect of the stronger Canadian dollar on our U.S. dollar denominated debt.

OTHER INCOME

Other income in the fourth quarter of 2007 of $1.6 million was $1.9 million lower than in the fourth quarter of 2006. This decrease is primarily due to lower interest income on cash balances.

For the full year 2007, other income of $6.0 million was $7.1 million lower than in the prior year. This reduction in other income was primarily the result of lower income distributions from partnerships and lower interest income earned on investments.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT

The unrealized foreign exchange gain on long-term debt was $3.1 million in the fourth quarter of 2007, $46.7 million higher than in the fourth quarter of 2006. At December 31, 2007, the Canadian dollar was 0.4% stronger than at September 30, 2007, resulting in a foreign exchange gain on the revaluation of our long-term debt in Canadian dollars. For the year ended December 31, 2007, the $161.3 million foreign exchange gain on long-term debt was caused by an 18% gain in the Canadian dollar against the U.S. dollar at December 31, 2007 compared to December 31, 2006.

INCOME TAXES

Income tax recovery for the quarter was $12.8 million compared to a recovery of $30.9 million in the fourth quarter of 2006. For the year ended December 31, 2007 income tax recovery was $9.7 million, a $75.9 million change from the prior year recovery. This change is primarily due to a $96.5 million tax valuation allowance recorded in the third and fourth quarter of 2007. We determined that, in light of poor OSB market conditions, the future income tax benefit of certain U.S. tax loss carryforwards should be provided for. In addition, certain permanent differences, such as the non-taxable portion of the foreign exchange gain on our U.S. debt, had a further impact on our effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2007, our adjusted working capital was $124.7 million, compared to $186.6 million as at December 31, 2006. We have presented adjusted working capital as we believe that it provides investors with a basis to evaluate our ability to fund operations and capital expenditures. Adjusted working capital is a non-GAAP measure, calculated as follows:

(in millions)	2007	2006
Current assets	$ 183.9	$ 322.3
Current portion of future income tax assets	(0.6)	(1.7)
Restricted cash	(7.1)	(62.2)
Current liabilities	(75.2)	(82.5)
Current portion of future income tax liabilities	23.7	10.7
Adjusted working capital	$ 124.7	$ 186.6

The decrease in adjusted working capital was primarily due to operating losses in the poor OSB market conditions which resulted in a reduction in cash from operations.

Under the terms of our U.S.$44.4 million equipment financing facility, if our liquidity falls below U.S.$75.0 million, the lender may require us to prepay interest for a period of twelve months. At December 31, 2007 our liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million). On March 26, 2008, we received a payment notice from the lender and will be required to pay interest of U.S.$2.5 million on or before April 1, 2008.

(in millions)	2007	2006	2005
Cash (used in) provided by operating activities	$ (127.3)	$ 8.0	$ 161.8
Cash provided by (used in) financing activities	100.9	148.4	(45.6)
Cash provided by (used in) investing activities	22.6	(291.4)	(113.1)
Additions to capital assets	70.1	228.3	57.3

Cash used in operations increased compared to 2006 for the quarter as a result of a decrease in cash generated from non-cash working capital. In the fourth quarter, cash used in non-cash working capital was $24.8 million in 2007 compared to $23.5 million in 2006. On an annual basis, cash from operations declined from 2006 to 2007. The decrease in cash generated by operations reflects the increase in operating losses combined with a decrease in cash generated by accounts receivable, consistent with reduced sales prices and the strong Canadian dollar. Cash generated by working capital in 2007 was $4.4 million lower than in 2006. The annual decrease in cash generated by working capital is due to decreases in cash from accounts receivable partially offset by the increase in accounts payable and accrued liabilities and decreases in log inventories.

Cash used in financing activities for the fourth quarter of 2007 was $2.1 million, compared to $0.3 million in the fourth quarter of 2006. During the fourth quarter of 2007, cash used in financing activities reflects the monthly payments related to the Grande Prairie equipment financing. In the fourth quarter of 2006, we received proceeds of $2.1 million ($1.4 million) under one of the Grande Prairie equipment financing facilities and made monthly principal payments related to equipment financing. On an annual basis, cash generated by financing activities of $100.9 million was $47.5 million lower than in 2006. In June 2007 we completed a term loan financing agreement, generating proceeds of U.S.$102.6 million to finance working capital and other corporate expenditures. This facility, which is secured by accounts receivable and inventory, replaced the revolving credit line previously in place. Repayments of long-term debt include the repayment of U.S.$1.4 million Senior Notes due July 15, 2007 and monthly payments related to the Grande Prairie equipment financing. In 2006, cash provided by financing activities included U.S.$75.0 million Senior Notes issued in the second quarter of 2006 and the equipment financing arrangements completed in the third quarter of 2006.

Cash provided by investing activities in the fourth quarter of 2007 was $35.2 million lower than in the comparable period in 2006. This decrease reflects the decline in excess cash, which was invested in short-term investments in 2006. Cash provided by investing activities for the year increased compared to 2006 as a result of the redemption of short-term investments to fund operations and the decrease in capital spending.

Cash additions to capital assets were $4.4 million in the fourth quarter of 2007 and $70.1 million for the year in 2007. This capital spending was primarily related to the Grande Prairie expansion project and was partially funded out of restricted cash. Capital spending at Grande Prairie was lower than in the prior year as we have halted construction to preserve liquidity in an environment of reduced market demand and rapidly escalating construction labour and material costs. At December 31, 2007, we have accrued payments of $3.9 million for the Grande Prairie expansion and we are further committed to purchase machinery, equipment and electrical engineering services totaling approximately $5.3 million payable over the next two years. The total cost to complete the project is estimated to be $90.2 million, with $5.0 million of that expected to be paid during 2008. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.

The consolidated financial statements are presented in accordance with Canadian GAAP on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

There is reasonable doubt about the appropriateness of using the going concern assumption because of our current liquidity position and our forecasted operating cash flows and capital requirements for the next twelve months. The significant appreciation of the Canadian dollar against the U.S. dollar over the past year and the decline in demand for OSB in the U.S. residential housing market has led to negative operating margins. In addition, under our existing long-term and current indebtedness, in 2008 we must provide for annual interest payments of $70 to $75 million and principal payments of $10.1 million, and will be required to prepay interest of U.S.$2.5 million.

We are exploring strategic alternatives to improve our capital structure and enhance liquidity, including debt refinancing, non-core asset sales and cost reduction initiatives. In the event that a refinancing is not successful, our existing indenture agreement allows for additional borrowing of up to $50 million, subject to certain conditions.

SUBSEQUENT EVENTS

On February 15, 2008 we announced that we had commenced an exchange offer for our senior notes and a consent solicitation from holders of senior notes to certain amendments to the respective indentures governing such notes. On March 15, 2008 we announced that the exchange offer and consent solicitation had expired without any notes being exchanged thereunder.

On March 26, 2008, the Company completed the sale of an unused finger-joined facility for net proceeds of $3.4 million. The carrying value of the facility as at December 31, 2007 was $650 (December 31, 2006: $650) and was included in Corporate assets for the purposes of segment disclosures (Note 24). The sale was made as part of the Company's strategy to enhance liquidity by monetizing non-core assets.

Under the terms of our U.S.$44.4 million equipment financing facility, if our liquidity falls below U.S.$75.0 million, the lender may require us to prepay interest for a period of twelve months. At December 31, 2007 our liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million). On March 26, 2008, we received a payment notice from the lender and will be required to pay interest of U.S.$2.5 million on or before April 1, 2008.

CARRYING VALUE OF LONG-LIVED ASSETS AND GOODWILL

At December 31, 2007 we performed impairment tests on the remaining carrying value of goodwill, intangible assets and OSB facilities. As a result of these tests, we recorded impairment charges for these assets. Management believes that we have adequate support for the carrying value of our long-lived assets and goodwill based on the anticipated cash flows that result from our estimates of future demand, pricing and production costs, and assuming certain levels of planned capital expenditures. However, should the markets for our products deteriorate to levels significantly below current forecasts or should capital not be available to fund operations or expenditures, it is possible that we will be required to record further impairment charges. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record impairment charges in connection with any decision to close or dispose of such assets.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2007, we did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $7.1 million ($29.7 million at December 31, 2006), for which cash has been pledged as collateral, and our co-venturer's share of the accounts payable and accrued liabilities of our High Level project in the amount of $1.8 million ($4.0 million at December 31, 2006). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer's share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table summarizes the timing of payments for which we have contractual obligations as at December 31, 2007. Payments of senior unsecured notes, senior secured term loans and equipment loans include interest and principal repayments at the time of maturity.

	2008	2009 to 2010	2011 to 2012	Thereafter	Total
(in millions)					
6.75% Senior Unsecured Notes[1]	$ 21.4	$ 42.8	$ 42.8	$ 319.0	**$ 426.0**
7.25% Senior Unsecured Notes[2]	19.8	39.5	307.2	—	**366.5**
3.75% Floating Rate Senior Unsecured Notes[3]	12.9	175.0	—	—	**187.9**
4.00% Floating Rate Senior Unsecured Notes[4]	6.5	12.9	12.9	75.9	**108.2**
Senior Secured Term Loan[5]	7.8	15.7	15.7	113.4	**152.6**
Merrill Lynch Equipment Loan [6]	11.1	20.3	21.1	—	**52.5**
Deutsche Bank Equipment Loan[7]	2.6	5.0	4.6	7.1	**19.3**
Capital Lease Obligations[8]	1.0	1.9	1.9	11.9	**16.7**
Operating Lease Obligations	3.4	3.3	0.1	—	**6.8**
Purchase Commitments[9]	9.4	4.4	0.3	1.0	**15.1**
Total	**$ 95.9**	**$ 320.8**	**$ 406.6**	**$ 528.3**	**$ 1,351.6**

[1] Under the indentures governing our outstanding 6.75% Senior Notes, we are required to make interest payments in the amount of US$10.8 million each June 30 and December 30. Our 6.75% Senior Notes mature on March 15, 2014.

[2] Under the indenture governing our outstanding 7.25% Senior Notes, we are required to make interest payments in the amount of US$10.0 million each June 30 and December 30. Our 7.25% Senior Notes mature on October 1, 2012.

[3] Under the indenture governing our outstanding 3.75% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 3.75%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 month-end rate of 8.45%. Our Floating Rate Senior Notes mature on October 1, 2010.

(4) Under the indenture governing our outstanding 4.00% Floating Rate Senior Notes, we are required to pay interest at a rate per annum, reset quarterly, equal to LIBOR plus 4.00%. Interest on our Floating Rate Senior Notes is payable each March 30, June 30, September 30 and December 30. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 month-end rate of 8.70%. Our Floating Rate Senior Notes mature on April 1, 2013.

(5) Under the Senior Secured term loan agreement, we can elect to pay interest quarterly at a base rate or over an interest period of one to three months at LIBOR plus 3.0% per annum. For the purpose of the above table, we have calculated the interest rate at the December 31, 2007 month-end LIBOR rate of 4.70%. The Senior Secured term loan matures on June 26, 2014.

(6) Under the Merrill Lynch equipment loan agreement, we are required to pay interest at a rate per annum, reset monthly, equal to LIBOR plus 2.90%, payable monthly. For the purpose of the above table we have calculated the interest rate at December 31, 2007 month-end rate of 7.60%. Principal payments are made monthly with the final monthly payment and a balloon payment due October 1, 2011. Excludes prepayment of $3.1 million in interest for 2008 which may be required by the lender (as described in Note 8 of the financial statements).

(7) Under the Deutsche Bank equipment loan agreement, we are required to pay interest at a rate per annum, reset semi-annually, equal to EURIBOR plus 0.65% payable semi-annually each March and September. For the purpose of the above table we have calculated the interest rate at the December 31, 2007 month-end rate of 5.33%. The loan is repayable in 17 equal semi-annual installments starting at the earlier of six months after the pressing and forming equipment is ready for operation and June 20, 2008.

(8) Capital lease obligations are payable monthly.

(9) Purchase commitments include agreements to purchase machinery, equipment and electrical engineering services in relation to the Grande Prairie expansion project and corporate insurance payments.

(10) Contractual obligations denominated in $U.S. are converted to Canadian dollars at the December 31, 2007 exchange rate posted by the Bank of Canada of U.S.$1.0088 = $1.00.

(11) Contractual obligations denominated in € are converted to Canadian dollars at the December 31, 2007 exchange rate posted by the Bank of Canada of €0.6917 = $1.00.

CONTINGENCIES

In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits alleging violation of U.S. anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the Court granted the direct purchaser plaintiffs' class certification motion and granted in part and denied in part the indirect purchaser plaintiffs' class certification motion. Subsequent to the end of the third quarter, we finalized a settlement agreement, with the direct purchaser plaintiffs. Under the terms of the agreement, we paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs or $5.2 million (2006: $5.1 million), were reflected in the Company's results as at December 31, 2007. We received preliminary court approval of these settlements in March 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreement was solely an attempt to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company's financial position, earnings or cash flows.

RELATED PARTY TRANSACTIONS

During the fourth quarter of 2007, we paid $46 thousand (2006: $30 thousand) to a company owned by our officers for rental charges relating to mill equipment ($136 thousand in the year ending December 31, 2007 (2006: $120 thousand)). These transactions were conducted on normal commercial terms and prices.

QUARTERLY COMPARATIVE FINANCIAL INFORMATION

(in millions, except per share data, unless otherwise noted)	2007	Q4-07	Q3-07	Q2-07	Q1-07	2006	Q4-06	Q3-06	Q2-06 [3],[4]	Q1-06 [3]	2005
Sales and earnings (loss)											
Sales	$ 544.2	$ 100.8	$ 150.8	$ 157.5	$ 135.0	$ 827.1	$ 119.2	$ 181.1	$ 234.3	$ 292.6	$ 1,248.2
Operating (loss) earnings	(289.1)	(175.6)	(45.0)	(37.8)	(30.8)	(120.2)	(53.8)	(106.7)	(6.0)	46.3	257.6
Foreign exchange gain (loss) on long-term debt	161.3	3.1	69.1	79.8	9.4	(7.9)	(43.5)	(1.2)	40.6	(3.8)	28.3
Net (loss) income	(216.5)	(184.5)	(37.2)	27.9	(22.8)	(108.0)	(78.1)	(77.5)	24.9	22.7	153.1
(Loss) earnings per share	(14.78)	(12.59)	(2.54)	1.91	(1.55)	(7.37)	(5.33)	(5.29)	1.71	1.54	10.45
Balance sheet											
Total assets	1,100.6	1,100.6	1,331.2	1,459.0	1,435.9	1,504.2	1,504.2	1,532.0	1,561.8	1,558.5	1,516.0
Total long-term debt [1]	977.4	977.4	982.3	1,053.9	1,025.7	1,038.1	1,038.1	984.4	908.9	863.7	859.5
Common shares[2]	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	62.7	62.7	247.2	284.3	256.4	295.0	295.0	373.1	450.6	440.4	417.7
Cash dividends declared: $ per share	—	—	—	—	—	1.00	—	—	1.00	—	1.00
Cash provided by (used in) operating activities	(127.3)	(64.2)	(18.6)	4.5	(49.1)	8.0	(63.9)	16.6	25.1	30.2	161.8
Key statistics											
OSB shipments (mmsf 3/8")	2,343.1	459.5	642.2	699.6	541.7	2,774.9	480.1	732.8	754.7	807.4	3,229.3
Average OSB price ($/msf)	191.3	172.4	198.7	188.7	202.2	263.1	205.1	211.5	277.9	330.4	352.5

[1] Total long-term debt includes the current portion of long-term debt.

[2] At March 31, 2008, the Company had 14,649,140 issued common shares.

[3] Cash provided by operating activities in Q1-05 and Q2-06 has been adjusted to reflect the reclassification of non-cash capital asset additions.

[4] Net income, earnings per share and retained earnings in Q2-06 have been restated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from accumulated other comprehensive income (previously reported as the cumulative translation adjustment account) to other income.

OSB product pricing was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased in 2006 and remained low throughout 2007, causing a decline in operating earnings, adjusted EBITDA and net income. Operating earnings were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006 and 2007. However, the strength of the Canadian dollar relative to the U.S. dollar also resulted in significant unrealized foreign exchange gains on our long-term debt in 2007, which had a positive impact on net income. In the fourth quarter of 2007, we recorded an $80.8 million write-down of capital assets, a $51.0 million impairment of goodwill, a $3.6 million impairment of intangible assets, a $1.3 million legal settlement and a $44.4 million tax valuation allowance. Net income in the third quarter of 2007 was also negatively impacted by a $52.1 million tax valuation allowance, an $8.6 million charge related to a legal settlement and an $8.6 million impairment of intangible assets. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses and charges of $59.7 million in the period. Production curtailments at two Minnesota OSB facilities reduced OSB shipment volumes in the fourth quarter of 2006 and the first quarter of 2007.

SEGMENTED INFORMATION

During the fourth quarter of 2007 due to declines in OSB sales, our plywood operations exceeded 10% of our sales and became a reportable segment. Sales and costs of products sold are discussed by product segment elsewhere in this document.

Our geographic distribution of sales was as follows:

	2007	2006	2005
(in millions)			
United States	$ 420.6	$ 723.1	$ 1,135.3
Canada	62.7	59.0	81.6
Overseas	60.9	45.0	31.3
	$ 544.2	$ 827.1	$ 1,248.2

Capital assets attributed to countries based on location were as follows:

	2007	2006
(in millions)		
Canada	$ 620.4	$ 612.3
United States	209.7	356.2
Total	$ 830.1	$ 968.5

Goodwill of $51,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. We have not made any changes in accounting policies since December 31, 2006 except as noted below.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007 we adopted the Canadian Institute of Chartered Accountants ("CICA") accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with opening adjustments made to retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3861, *Financial Instruments – Disclosure and Presentation*; Section 3251, *Equity*; and Section 3865, *Hedges*.

The new recommendations require presentation of certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of our self-sustaining foreign operations, previously recorded in a separate section of shareholders' equity, are now presented as accumulated other comprehensive income (loss). Earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can be either expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.

CLASSIFICATION OF FINANCIAL INSTRUMENTS

Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. We have not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. We have not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, our long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

EQUITY

Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders' equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

TRANSITIONAL ADJUSTMENT

Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56.7 million.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22.7 million), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6.8 million). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2.5 million). The impact of adopting these standards as at January 1, 2007 is summarized as follows (in thousands of Canadian dollars):

	December 31 2006	Adjustment on adoption	January 1 2007
Assets			
Other assets	$ 53,810	$ (25,186)	$ 28,624
Total assets	$ 1,504,199	$ (25,186)	$ 1,479,013
Liabilities and Shareholders' Equity			
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482
Total liabilities	1,210,089	(9,334)	1,200,755
Shareholders' Equity			
Retained earnings	295,005	(15,852)	279,153
Total shareholders' equity	294,110	(15,852)	278,258
Total liabilities and shareholders' equity	$ 1,504,199	$ (25,186)	$ 1,479,013

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

VALUATION OF INVENTORY. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. Net realizable value of logs is determined based on estimated OSB selling prices less estimated costs of conversion. We base our estimate of selling price on sales orders that exist at balance sheet reporting dates and management's estimate for forecasted sales prices based on supply, demand and industry trends. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.

LOSS CONTINGENCIES. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.

VALUATION OF LONG-LIVED ASSETS. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant and equipment, construction in progress and timber and logging roads) for impairment. Where changes, events or circumstances indicate that the assets may be impaired, additional reviews are undertaken. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the related assets. We recorded a write-down of $80.8 million in 2007 related to the Grand Rapids OSB facility.

Management currently believes we have adequate support for the carrying value of our long-lived assets based on the anticipated cash flows that result from our estimates of future demand, pricing and production costs, and assuming certain levels of planned capital expenditures. However, should the markets for our products deteriorate to levels significantly below current forecasts or should capital not be available to fund operations or expenditures, it is possible that we will be required to record further impairment charges. From time to time we also review possible dispositions of various capital assets in light of current and anticipated economic and industry conditions, our financing and strategic plan and other relevant factors. As a result, we may be required to record further impairment charges in connection with any decision to close or dispose of such assets.

AMORTIZATION. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.

GOODWILL. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long-range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We recorded an impairment of goodwill of $51.0 million in 2007.

EMPLOYEE BENEFIT PLANS. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the Company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions.

REFORESTATION OBLIGATION. Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to earnings on the basis of the volume of timber cut. The estimates of reforestation obligation are based upon various judgments, assumptions. Both the precision and reliability of such estimates are subject to uncertainties and, as additional information becomes known, these estimates are subject to change.

FUTURE INCOME TAX ASSETS AND LIABILITIES. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.

U.S. GAAP RECONCILIATION

Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described below and in Note 27 to our annual consolidated financial statements.

(1) **START-UP COSTS.** Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against earnings as incurred.

(2) **EMPLOYEE BENEFIT PLANS.** Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic benefit costs are recognized as a component of other comprehensive income. Prior to the adoption of FAS 158 as of December 31, 2006, the Company recognized the difference between the accumulated pension benefit obligation and the fair value of plan assets as an additional pension liability, and an equal amount as an intangible asset to the extent that it related to unrecognized prior service costs while the remainder was charged to contributed surplus.

(3) **TRANSACTION COSTS RELATED TO LONG-TERM DEBT.** Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP, the Company's accounting policy is to expense transaction costs on long-term debt.

(4) **REALIZED FOREIGN CURRENCY GAINS OR LOSSES.** Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the exchange gains and losses accumulated in the cumulative translation adjustment would be recognized in net income when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The following changes were made in our internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

In the fourth quarter of 2006 we identified a control deficiency related to the recording of foreign exchange losses from the investment in our self-sustaining U.S. subsidiary resulting from inadequate controls over documentation of historical accounting positions. In 2007, to address the control weaknesses identified, we engaged a third party to review the accounting positions taken for significant historical transactions and provide recommendations as to the appropriateness of the documentation relating to those positions.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by Multilateral Instrument 52-109 as controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. They include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures and has concluded that as a result of the material weakness described below, such disclosure controls and procedures were not effective as at December 31, 2007. Management believes that the reported material weakness is narrow in scope and that it does not, as a result, have a pervasive impact on disclosure controls and procedures or internal control over financial reporting at the Company.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management of the Company, including the Chief Executive Officer and Chief Financial Officer, has performed an assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2007 based on the provisions of Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management identified a material weakness in internal control as of December 31, 2007. Specifically, a control over the period-end financial reporting process related to the preparation of our consolidated financial statements was not effective to ensure that a spreadsheet appropriately calculated an amount supporting a goodwill valuation adjustment. This resulted in a material audit adjustment which has been reflected in the December 31, 2007 financial statements.

Consequently, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2007.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to filing its interim financial statements for the first quarter of 2008, the Company intends to remediate the above noted material weakness by enhancing its review controls and implementing version controls over significant and complex spreadsheets. The effectiveness of such changes cannot be evaluated until such financial statements are filed.

CANADIAN GAAP DEVELOPMENTS

INVENTORIES. Commencing with the Company's 2008 fiscal year, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for inventories (CICA Handbook Section 3031) will apply to the Company. Under the new requirements, inventory must be valued at the lower of cost and net realizable value with any write-down reversed (to the extent of the original write-down) if circumstances change in subsequent periods. The new section also enhances guidance regarding the definition of cost and disclosure costs. The Company will apply this section as of January 1, 2008. The impact on the Company is not expected to be material as log and panel products are valued at the lower of cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost, which approximates net realizable value. No changes to the Company's inventory costing methods will be required. The Company will apply the enhanced disclosure standards and the reversal of write-downs, where applicable, as of January 1, 2008.

CAPITAL DISCLOSURES. Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for capital disclosures (CICA Handbook Section 1535) will apply to the Company. This section will require quantitative and qualitative disclosures in the footnotes to the financial statements about the Company's capital requirements and objectives. The Company will apply this section as of January 1, 2008.

PRESENTATION AND DISCLOSURE OF FINANCIAL INSTRUMENTS. Commencing with the Company's 2008 fiscal year, the new presentation and disclosure recommendations of the CICA for financial instruments (CICA Handbook Section 3862 and 3863) will apply to the Company. These new recommendations increase the disclosure of the nature and extent of risks arising from financial instruments and how the Company manages those risks. The Company will apply these sections as of January 1, 2008.

U.S. GAAP DEVELOPMENTS

FAIR VALUE MEASUREMENTS. In September 2006, FASB published FAS 157, "*Fair Value Measurements*." This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This new standard is effective for the 2008 fiscal year and is not expected to have a material impact on the Company's consolidated financial position.

FAIR VALUE OPTION FOR FINANCIAL ASSETS AND LIABILITIES. In February 2007, FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Liabilities*" (FAS 159). FAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value options may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. This new standard is effective as of January 1, 2008. The Company does not intend to elect to use the fair value option for its financial assets and financial liabilities.

NON-CONTROLLING INTERESTS. In December 2007, FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements (FAS 160). FAS 160 specifies that non-controlling interests are to be treated as a separate component of equity. As such, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interest are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the non-controlling interest. This standard requires net income and comprehensive income to be displayed for both the controlling interest and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule showing the effects of any transactions with the non-controlling interest on the equity attributable to the controlling interest. FAS 160 will be effective for the 2009 fiscal year. The Company does not expect that the adoption of this standard will have an impact on the consolidated financial position.

BUSINESS COMBINATIONS. In December 2007, the FASB issued a revised standard on accounting for business combinations (FAS 141R). Under the new standard, all business acquisitions, non-controlling interests, contingent consideration and pre-acquisition contingencies will be measured at fair value. In addition, most acquisition-related costs will be expensed as incurred. Goodwill, if any, arising on a business acquisition reflects the excess of the fair value of the acquiree over the net amount of recognized identifiable assets and liabilities assumed, which is then allocated to the acquirer and the non-controlling interest. This statement will be effective in the Company's 2009 fiscal year and will be applied as circumstances arise.

Forward-looking statements in this interim report to shareholders relating to the Company's expectations regarding OSB demand and pricing are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "expect" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company's products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company's products, the Company's future stability and growth prospects, the Company's future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company's affairs or in the industries in which the Company participates and factors detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of
Ainsworth Lumber Co. Ltd.

We have audited the consolidated balance sheets of Ainsworth Lumber Co. Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive (loss) income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Ainsworth Lumber Co. Ltd. as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
February 28, 2008 (except as to Note 28 which is as of March 26, 2008)

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of explanatory paragraphs (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements, and when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the change described in Note 3 and 27 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors, dated February 28, 2008, (except as to Note 28 which is as of March 26, 2008) is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and changes in accounting principles in the auditors' report when these are adequately disclosed and the change is properly accounted for and adequately disclosed in the financial statements.

Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
February 28, 2008 (except as to Note 28 which is as of March 26, 2008)

CONSOLIDATED BALANCE SHEETS

As at December 31 (Thousands of Canadian dollars)

	Note	2007	2006
ASSETS			
Current Assets			
Cash and cash equivalents	4	$ 69,627	$ 74,312
Short-term investments		835	35,864
Accounts receivable, net of allowance for doubtful accounts of $40 (2006 – $Nil)		21,537	36,186
Inventories	5	73,050	95,515
Prepaid expenses		11,113	16,531
Restricted cash	11	7,104	62,184
Current portion of future income tax assets	21	635	1,697
		183,901	322,289
Capital Assets, Net	6	830,102	968,539
Intangible Assets	8	–	14,243
Other Assets	9	22,887	53,810
Future Income Tax Assets	21	11,759	42,348
Goodwill	10	51,970	102,970
		$ 1,100,619	$ 1,504,199
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities		$ 38,790	$ 58,763
Income taxes payable		2,607	2,552
Current portion of future income tax liabilities	21	23,682	10,708
Current portion of long-term debt	13	10,122	10,523
		75,201	82,546
Accrued Pension Benefit Liability	22	6,651	6,034
Reforestation Obligation	12	4,451	4,621
Long-term Debt	13	967,250	1,027,595
Future Income Tax Liabilities	21	34,327	89,293
		1,087,880	1,210,089
Going Concern	1		
Commitments and Guarantees	14		
Contingencies	15		
SHAREHOLDERS' EQUITY			
Capital Stock	16	55,827	55,827
Retained Earnings		62,698	295,005
Accumulated Other Comprehensive Loss		(105,786)	(56,722)
		12,739	294,110
		$ 1,100,619	$ 1,054,199

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

APPROVED BY THE BOARD:

Catherine Ainsworth
Director

Allen Ainsworth
Director

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 (Thousands of Canadian dollars, except per share data)

	Note	2007	2006	2005
Sales		$ **544,231**	$ 827,118	$ 1,248,231
Costs and Expenses				
Costs of products sold (exclusive of amortization)		**577,302**	749,980	855,949
Selling and administration		**30,798**	36,039	30,777
Amortization of capital assets	6	**65,859**	88,004	103,907
Loss on disposal of capital assets		**259**	2,549	—
Cost of class action lawsuit	15	**15,114**	5,085	—
Impairment of intangible assets	8	**12,226**	—	—
Impairment of goodwill	10	**51,000**	—	—
Write-down of capital assets	6	**80,780**	55,290	—
Production line closure	18	—	5,915	—
Write-down of timber deposits	19	—	4,502	—
		833,338	947,364	990,633
Operating (Loss) Earnings		**(289,107)**	(120,246)	257,598
Finance Expense				
Interest on long-term debt		**74,154**	68,913	64,914
Transaction costs	20	**2,897**	—	—
Amortization of financing costs and fees	20	—	5,399	4,888
Loss on repurchase of long-term debt		—	—	1,485
		77,051	74,312	71,287
Other Income		**6,044**	13,119	9,978
Foreign Exchange Gain (Loss) on Long-term Debt		**161,315**	(7,936)	28,313
Other Foreign Exchange (Loss) Gain		**(16,171)**	167	(7,781)
Realized Currency Translation Loss		**(11,180)**	(4,400)	—
(Loss) Income Before Income Taxes		**(226,150)**	(193,608)	216,821
Income Tax (Recovery) Expense	21	**(9,695)**	(85,577)	63,667
Net (Loss) Income		**(216,455)**	(108,031)	153,154
Basic and diluted (loss) earnings per common share		$ **(14.78)**	$ (7.37)	$ 10.45
Weighted average number of common shares outstanding		**14,649,140**	14,649,140	14,649,140

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

Years ended December 31 (Thousands of Canadian dollars)

	Note	2007	2006	2005
Net (Loss) Income		$ (216,455)	$ (108,031)	$ 153,154
Other Comprehensive (Loss) Income				
Unrealized loss on translation of self-sustaining foreign operations		(60,244)	(2,779)	(24,106)
Realized currency translation loss (reclassified to net (loss) income)		11,180	4,400	—
		(49,064)	1,621	(24,106)
Comprehensive (Loss) Income		$ (265,519)	$ (106,410)	$ 129,048

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

As at December 31 (Thousands of Canadian dollars)

	Note	2007	2006	2005
Capital Stock		$ 55,827	$ 55,827	$ 55,827
Retained Earnings				
Beginning of period		295,005	417,685	278,742
Transitional adjustment on adoption of new accounting policies	3	(15,852)	—	—
Dividends paid	17	—	(14,649)	(14,649)
Refundable dividend tax recovery		—	—	438
Net (loss) income		(216,455)	(108,031)	153,154
		62,698	295,005	417,685
Accumulated Other Comprehensive Loss on Translation of Self-Sustaining Foreign Operations				
Beginning of period	3	(56,722)	(58,343)	(34,237)
Net unrealized (loss) gain on translation of self-sustaining foreign operations in the period		(49,064)	1,621	(24,106)
		(105,786)	(56,722)	(58,343)
Total Retained Earnings and Accumulated Other Comprehensive Loss		(43,088)	238,283	359,342
Total Shareholders' Equity		$ 12,739	$ 294,110	$ 415,169

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 (Thousands of Canadian dollars)

	Note	2007	2006	2005
Cash Flows from Operating Activities				
Net (loss) income		$ (216,455)	$ (108,031)	$ 153,154
Items not affecting cash				
Amortization of capital assets	6	65,859	88,004	103,907
Non-cash portion of interest expense		1,457	—	—
Amortization of financing costs and fees	20	—	5,399	4,888
Foreign exchange (gain) loss on long-term debt		(161,315)	7,936	(28,313)
Loss on repurchase of long-term debt		—	—	1,485
Impairment of intangible assets	8	12,226	—	—
Impairment of goodwill	10	51,000	—	—
Write-down of capital assets	6	80,780	55,290	—
Loss on disposal of capital assets		259	2,549	245
Write-down of timber deposits	19	—	4,502	—
Change in non-current reforestation obligation		(170)	273	(122)
Future income taxes		(9,577)	(93,512)	71,600
Adjustment to net accrued pension benefit asset		4,433	3,734	(7,278)
Realized currency translation loss		11,180	4,400	—
Change in non-cash operating working capital	25	32,980	37,420	(137,718)
Cash (used in) provided by operating activities		(127,343)	7,964	161,848
Cash Flows from Financing Activities				
Proceeds from issue of long-term debt	13	109,825	171,588	—
Repayment of long-term debt		(8,622)	(2,321)	—
Repayment of capital lease obligations		(283)	(174)	(274)
Repurchase of long-term debt		—	—	(31,067)
Dividends paid	17	—	(14,649)	(14,649)
Refundable dividend tax recovery		—	—	438
Financing costs and fees		—	(6,011)	—
Cash provided by (used in) financing activities		100,920	148,433	(45,552)
Cash Flows from Investing Activities				
Short-term investments		35,029	(35,864)	—
Restricted cash		55,080	(23,168)	(32,455)
Additions to capital assets		(70,077)	(228,255)	(57,275)
Decrease (increase) in other assets		1,332	(4,255)	(9,883)
Proceeds on disposal of capital assets		1,226	154	27
Acquisition of intangible assets	8	—	—	(7,546)
Timber licence deposits		—	—	(5,998)
Cash provided by (used in) investing activities		22,590	(291,388)	(113,130)
Effect of foreign exchange rate changes on cash and cash equivalents		(852)	102	(28)
Net Cash (Outflow) Inflow		(4,685)	(134,889)	3,138
Cash and Cash Equivalents, Beginning of Year		74,312	209,201	206,063
Cash and Cash Equivalents, End of Year		$ 69,627	$ 74,312	$ 209,201
Supplemental Information				
Taxes paid		$ 6,702	$ 4,142	$ 61,484
Interest paid		$ 73,988	$ 70,482	$ 64,986

The accompanying Notes to the Consolidated Financial Statements are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31 (Figures are in thousands of Canadian dollars unless indicated otherwise)

1. GOING CONCERN

These audited consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") on the assumption that the Company continues as a going concern. The going concern basis of presentation assumes that the Company will continue operations for the foreseeable future and will be able to realize assets and discharge liabilities and commitments in the normal course of business. If the going concern assumption was not appropriate for these financial statements, adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company's current liquidity position and forecasted operating cash flows and capital requirements for the next twelve months. The significant appreciation of the Canadian dollar against the U.S. dollar over the past year and the decline in demand for oriented strand board ("OSB") in the U.S. residential housing market has led to reduced operating margins. Under the Company's existing long-term and current indebtedness, in 2008 the Company must provide for annual interest payments of $70 to $75 million and principal payments of $10.1 million, and may be required to prepay interest of approximately $3.1 million.

The Company is exploring strategic alternatives to improve capital structure and enhance liquidity, including debt refinancing, non-core asset sales and cost reduction initiatives. In the event that a refinancing is not successful, the existing indenture agreement allows for additional borrowing of up to $50 million, subject to certain conditions.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been reported in Canadian dollars in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP") as explained in Note 27.

The significant accounting policies are:

(a) Basis of consolidation
These consolidated financial statements include the accounts of Ainsworth Lumber Co. Ltd. and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. (formerly Chatham Forest Products, Inc.), and Ainsworth Engineered Canada Limited Partnership. The Company follows the recommendations in Accounting Guideline 15, *Consolidation of Variable Interest Entities*, which establishes the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company has determined that it does not have any variable interest entities.

The Company accounts for its 50% interest in the High Level Project (Note 7) on a proportionate consolidation basis.

(b) Foreign currency translation
The monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at the year end exchange rates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. All exchange gains or losses are recognized currently in earnings except those relating to the translation of self-sustaining foreign operations.

The operation of Ainsworth Engineered (USA), LLC is considered to be a self-sustaining foreign operation and the financial statements are translated using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at average exchange rates prevailing during the year. Unrealized translation gains and losses are deferred and included within accumulated other comprehensive income as a separate component of shareholders' equity. A gain or loss equivalent to a pro rata portion of the exchange gains and losses in accumulated other comprehensive loss would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary.

(c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and other disclosures in these consolidated financial statements. Actual results may differ from these estimates.

The significant areas requiring management estimates include valuation of inventory, loss contingencies, valuation of long-lived assets, amortization, goodwill and other intangible assets, reforestation obligations, employee benefit plans and future income tax assets and liabilities.

(d) Cash and cash equivalents

Cash and cash equivalents generally consist of cash balances with banks and investments with original maturities of less than three months at the time of purchase.

(e) Short-term investments

Short-term investments consist of investments with market values closely approximating book values and original maturities between three and twelve months at the time of purchase.

(f) Inventories

Logs and panel products are valued at the lower of average cost and net realizable value. Cost is defined as all costs that relate to bringing the inventory to its present condition under normal operating conditions and includes manufacturing costs, such as raw materials, labour and production overhead, and amortization costs. The inventory value is determined using the three month average moving cost. Materials, supplies and spares are valued at the lower of average cost and replacement cost.

(g) Capital assets

Property, plant and equipment are stated at cost, including interest incurred for major projects during the period of construction, and start-up costs. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are also capitalized. The costs of repairs and replacements are charged to expense as incurred. OSB facilities are amortized on the units-of-production method based on the estimated useful life of the assets at normal production levels over 15 years. Other panel product mills and other assets are amortized on the declining balance basis at annual rates based on the estimated useful lives of the assets as follows:

Asset	Rate
Buildings	5%
Machinery and equipment	12 – 20%
Office equipment	15%

Assets under capital leases are amortized on a straight line basis over the term of the lease. Timber rights and logging roads are stated at cost and are amortized on the basis of the volume of timber cut. The Company reviews the useful lives and the carrying values of its capital assets at least annually or more frequently if events or changes in circumstances indicate that the assets might be impaired, by reference to estimated future operating results and undiscounted net cash flows. If the undiscounted future cash flows expected to result from the use and eventual disposition of an asset are less than their carrying amount, the assets are considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the assets exceeds their fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(h) Intangible assets

Intangible assets are recorded at cost. The assets have an indefinite life and are not subject to amortization. The assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, by comparing the fair value of the intangible assets with their carrying amount. When the carrying amount of the intangible assets exceeds their fair value, an impairment loss is recognized in an amount equal to the excess.

(i) Goodwill

Goodwill represents the excess cost of an investment over the fair value of the net identifiable assets acquired. Goodwill is not amortized and is subject to an annual assessment for impairment primarily by applying a fair value based test at the reporting unit level. The fair value of the reporting unit is estimated using the expected present value of future discounted cash flows. The Company also considers projected future operating results, trends and other circumstances in making such evaluations. An impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the fair value of goodwill.

(j) Transaction and debt discount costs
Consent fees and debt discount costs relating to long-term debt are deferred and amortized using the effective interest rate method. The Company's long-term debt is recorded net of discounts and consent fees. Effective January 1, 2007, transaction costs on long-term debt are expensed as incurred (Note 3).

(k) Reforestation obligation
Timber is harvested under various licenses issued by the Provinces of British Columbia and Alberta, which include future requirements for reforestation. The future estimated reforestation obligation is accrued and charged to operations in cost of products sold on the basis of the volume of timber cut.

(l) Revenue recognition
Revenue is recognized when the risks and rewards of ownership pass to the purchaser. The following criteria are used to determine that title has passed: (1) the goods are shipped; (2) the price to the buyer is fixed or determinable; and (3) collectibility is reasonably assured. Freight costs are included in revenue and cost of products sold.

(m) Income taxes
Income taxes are accounted for using the asset and liability method. Future income taxes reflect the tax effect, using substantively enacted tax rates, of differences between the financial statement carrying amount and their respective tax bases of assets and liabilities and the anticipated benefit of losses carried forward for income tax purposes.

The Company's research and development activities may be eligible to earn Investment Tax Credits. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate.

(n) Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of voting common shares outstanding during the year. Diluted earnings per share is based on the weighted average number of voting common shares and exchangeable shares and stock options outstanding at the beginning of or granted during the year, calculated using the treasury stock method.

(o) Employee Benefit Plans
The Company has two defined benefit plans providing pension benefits to its British Columbia salaried employees and employees of the Minnesota OSB facilities. The Company also sponsors and administers an individual pension plan established for a director of the Company. The Company accrues the costs and related obligations for the defined benefit plans using the projected benefit actuarial method prorated based on service and management's best estimates of expected plan investment performance, salary escalation, and other relevant factors. The difference between costs of employee benefits charged against earnings and the Company's contributions to the plans, which are made in accordance with actuarial recommendations and pension commission regulations, is included in accrued pension benefit asset on the balance sheet. In determining pension expense, the unrecognized pension surplus or liability, adjustments arising from changes in actuarial assumptions, and the excess of net actuarial gains or losses over 10% of the greater of the benefit obligation and the market value of the plan assets is amortized on a straight-line basis over the expected average remaining service life of the employee group. The plan assets are valued at market values.

(p) Canadian GAAP developments

(i) **Inventories.** Commencing with the Company's 2008 fiscal year, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for inventories (CICA Handbook Section 3031) will apply to the Company. Under the new requirements, inventory must be valued at the lower of cost and net realizable value with any write-down reversed (to the extent of the original write-down) if circumstances change in subsequent periods. The new section also enhances guidance regarding the definition of cost and disclosure costs. The Company will apply this section as of January 1, 2008. The impact on the Company is not expected to be material as log and panel products are valued at the lower of cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost, which approximates net realizable value. No changes to the Company's inventory costing methods will be required. The Company will apply the enhanced disclosure standards and the reversal of write-downs, where applicable, as of January 1, 2008.

(ii) **Capital Disclosures.** Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for capital disclosures (CICA Handbook Section 1535) will apply to the Company. This section will require quantitative and qualitative disclosures in the footnotes to the financial statements about the Company's capital requirements and objectives. The Company will apply this section as of January 1, 2008.

(iii) **Presentation and Disclosure of Financial Instruments.** Commencing with the Company's 2008 fiscal year, the new presentation and disclosure recommendations of the CICA for financial instruments (CICA Handbook Section 3862 and 3863) will apply to the Company. These new recommendations increase the disclosure of the nature and extent of risks arising from financial instruments and how the Company manages those risks. The Company will apply these sections as of January 1, 2008.

3. CHANGE IN ACCOUNTING POLICIES

On January 1, 2007 the Company adopted the CICA accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. The Company adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3861, *Financial Instruments – Disclosure and Presentation*; Section 3251, *Equity*; and Section 3865, *Hedges*.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company's self-sustaining foreign operations, previously recorded in a separate section of shareholders' equity, are now presented as accumulated other comprehensive income (loss). The Company's earnings (loss) per share presented on the consolidated statements of operations is based upon its net income (loss) and not comprehensive income (loss).

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. The Company has chosen to expense transaction costs.

Classification of Financial Instruments

Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company's long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders' equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at January 1, 2007 is summarized as follows:

	December 31 2006	Adjustment on adoption	January 1 2007
Assets			
Other assets	$ 53,810	$ (25,186)	**$ 28,624**
Total assets	1,504,199	(25,186)	**1,479,013**
Liabilities and Shareholders' Equity			
Long-term debt (including current portion)	1,038,118	(2,523)	**1,035,595**
Future income tax liabilities (non-current)	89,293	(6,811)	**82,482**
Total liabilities	1,210,089	(9,334)	**1,200,755**
Shareholders' Equity			
Retained earnings	295,005	(15,852)	**279,153**
Total shareholders' equity	294,110	(15,852)	**278,258**
Total liabilities and shareholders' equity	$ 1,504,199	$ (25,186)	**$ 1,479,013**

4. CASH AND CASH EQUIVALENTS

	2007	2006
Cash	**$ 69,627**	$ 64,226
Commercial paper	**—**	10,086
	$ 69,627	$ 74,312

5. INVENTORIES

	2007	2006
Logs	**$ 21,124**	$ 36,120
Panel products	**17,990**	23,493
Materials, supplies and spares	**33,936**	35,902
	$ 73,050	$ 95,515

6. CAPITAL ASSETS

	2007		
	Cost	Accumulated Amortization	Net Book Value
Property, plant and equipment			
Panel product mills	$ 1,000,427	$ 492,755	$ 507,672
Land	9,089	–	9,089
Asset under capital lease	11,499	758	10,741
Other	26,670	21,920	4,750
Construction in progress	278,759	–	278,759
	1,326,444	515,433	811,011
Timber and logging roads			
Timber rights and development costs	26,380	11,554	14,826
Logging roads	9,616	5,351	4,265
	35,996	16,905	19,091
	$ 1,362,440	$ 532,338	$ 830,102

	2006		
	Cost	Accumulated Amortization	Net Book Value
Property, plant and equipment			
Panel product mills	$ 1,163,165	$ 476,092	$ 687,073
Land	10,146	–	10,146
Asset under capital lease	11,499	153	11,346
Other	26,652	20,490	6,162
Construction in progress	232,926	–	232,926
	1,444,388	496,735	947,653
Timber and logging roads			
Timber rights and development costs	27,155	10,671	16,484
Logging roads	15,623	11,221	4,402
	42,778	21,892	20,886
	$ 1,487,166	$ 518,627	$ 968,539

	2007	2006	2005
Amortization expense for the year			
Property, plant and equipment	$ 62,602	$ 85,554	$ 100,364
Asset under capital lease	2,652	2,297	3,543
Timber and logging roads	605	153	–
	$ 65,859	$ 88,004	$ 103,907

At December 31, 2007, as a result of weakening business conditions in the fourth quarter of 2007 and management's consideration of revised market forecasts reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the Company undertook a review of the carrying value of its OSB facilities. Using a model of undiscounted cash flows expected to result from the use and eventual disposition of the assets, the Company estimated that the carrying value of the Grand Rapids OSB facility will not be recoverable in the future. Accordingly, the Company recorded an $80,780 write-down of the carrying value of the production assets relating to this facility, using both a discounted cash flow model and management's best estimate of an exit market price for the residual assets.

In September 2006, the Company recorded a write-down of $55,290 in the carrying value of the production assets relating to the closure of one of the production lines at the Bemidji, Minnesota OSB facility.

In 2005 the Company was successful in securing sufficient additional long-term timber tenure and began the expansion of the Grande Prairie facility. The Company halted construction in 2007 to preserve liquidity in an environment of reduced market demand and rapidly escalating construction labour and material costs. In 2007 the Company capitalized interest of $5,074 (2006: $1,479; 2005: $Nil) directly attributable to the expansion.

7. THE HIGH LEVEL PROJECT

The Company jointly operates an OSB facility in High Level, Alberta. The Company's proportionate (50%) share of major assets, including plant and equipment, is held by a bare trustee corporation, on behalf of the Company, together with the 50% interest of a co-venturer in such assets. The agreement includes certain buy-sell provisions, which provide that if one co-venturer offers to buy the other party's interest, the party in receipt of such offer must either accept the offer or purchase the interest owned by the offering co-venturer at the same price and on the same conditions.

Once the OSB production process at the High Level facility is complete, the production is allocated to the respective venturers at cost. Each respective venturer then sells its respective production to third parties. The venture does not generate revenue or net income and as a result the Company's proportionate share of operating, financing, and investing cash flows are not disclosed.

The following is a summary of the Company's proportionate interest in the financial position of the High Level Project, which is included in these consolidated financial statements:

	2007	2006
Assets		
Accounts receivable	$ 283	$ 3,766
Inventories	6,825	10,062
Prepaid expenses	3,786	605
Capital assets	102,495	110,795
Liabilities		
Excess of cheques issued over cash in bank	276	1,657
Accounts payable and accrued liabilities	1,771	3,956

By agreement between the Company and its co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, the Company may pay such amounts and recover them from the co-venturer's share of production.

8. INTANGIBLE ASSETS

On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. ("Chatham") for a purchase price of $9,059 (U.S.$7,792). Of the total amount U.S.$6,142 was paid in cash at closing. A payment of U.S.$825 was made on March 2, 2007 and the remainder of U.S.$825 will be paid at the earliest of "first board" commercial production and September 2, 2008.

The acquisition of Chatham, which has had no operations, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property, access to tax incentives, and future income tax liabilities. These intangible assets have an indefinite life.

Through the Company's annual impairment testing of intangible assets as at September 30, 2007, the value of these assets was determined to be impaired, and an impairment charge of $8,602 was recorded. As at December 31, 2007 as a result of weakening market forecasts and changes in the Company's flexibility to commit to capital expenditure plans, the Company again reviewed the carrying value of these assets and determined that the carrying value was not likely to be recoverable in the future. The Company has recorded an additional impairment charge of $3,624 related to these identifiable intangible assets as at December 31, 2007.

9. OTHER ASSETS

	Note	2007	2006
Advances and deposits		$ 12,377	$ 16,661
Accrued pension benefit asset	22	10,510	13,398
Financing costs	3	—	23,751
		$ 22,887	$ 53,810

10. GOODWILL

Goodwill is the excess of the purchase price over the fair value of the net identifiable assets acquired when the Company completed the acquisition of the 100% of the voting shares of Voyageur Panel Limited in 2004. At September 30, 2007, the Company performed its normal course annual impairment test of goodwill, by estimating the expected future discounted cash flows of the reporting unit, and determined that the asset was not impaired. At December 31, 2007, due to weakening business conditions in the fourth quarter of 2007 and management's consideration of revised market forecasts reflecting the substantial declines in U.S. housing starts and the prospect of prolonged reductions in customer demand, the impairment test was re-performed, and an impairment charge of $51,000 was recorded.

11. CREDIT FACILITIES AND RESTRICTED CASH

As at December 31, 2007, the Company had outstanding letters of credit of $7.1 million (2006: $29.7 million) to support the Company's ongoing business operations. Under the terms of the commercial letters of credit facility, $7.1 million (2006: $29.7 million) in cash is held in a separate account as collateral for the letters of credit outstanding, which has been classified as restricted cash. The total credit available to the Company under this agreement is $50.0 million.

At December 31, 2006 an additional $32.5 million in restricted cash relates to unutilized loan proceeds from a loan with Merrill Lynch Capital Canada Inc.

The Company had an unutilized U.S.$2.5 million foreign exchange and future contract credit facility at December 31, 2007 which, if utilized, would be secured by cash collateral.

12. REFORESTATION OBLIGATION

	2007	2006
Balance, beginning of year	$ 6,026	$ 5,506
Expense	712	1,993
	6,738	7,499
Paid during the year	(1,260)	(1,473)
Balance, end of year	$ 5,478	$ 6,026
Current portion, included in accounts payable and accrued liabilities	$ 1,027	$ 1,405
Long-term	$ 4,451	$ 4,621

13. LONG-TERM DEBT

The Company's long-term debt is guaranteed by its 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership (Note 29). The details of the outstanding long-term debt at December 31, 2007 and 2006 are as follows:

	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$ 272,608	$ 320,485
U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	208,173	244,734
U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	152,204	178,936
U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	109,043	128,194
U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	101,744	—
U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4% per annum	74,348	87,405
U.S.$44,392 (2006: U.S.$51,750 equipment financing loan due October 1, 2011 with principal and interest payable monthly at LIBOR plus 2.90% per annum	44,006	60,309
€10,725 (2006: €10,215) equipment financing loan due December 20, 2016 with interest payable semi-annually at EURIBOR plus 0.65% per annum	15,504	15,700
U.S.$9,853 (2006: U.S.$10,139) capital lease obligation maturing May 29, 2025 with interest at 6.81% per annum	9,768	11,816
U.S.$Nil (2006: U.S.$1,351) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	—	1,574
	987,398	1,049,153
Unamortized deferred debt discount	(7,861)	(11,035)
Consent fees	(2,165)	—
	977,372	1,038,118
Current portion	(10,122)	(10,523)
	$ 967,250	$ 1,027,595

On June 26, 2007 the Company entered into a term loan of $109.8 million (U.S.$102.6 million) which is secured by inventory and accounts receivable. The Company can elect to pay interest at a base rate plus 2.0% or at LIBOR plus 3.0%. Interest at the base rate plus 2.0%, which is derived from the prime rate and the federal funds effective rate, is payable quarterly. Interest at LIBOR plus 3.0% is payable on a monthly, bi-monthly, quarterly or semi-annual basis, depending on the interest period election made by the Company. The interest rate and interest period are elected by the Company at the end of the previous interest period. As at December 31, 2007 the Company elected to pay monthly interest at LIBOR plus 3.0%. There are no scheduled principal payments until maturity on June 26, 2014.

The U.S.$1.4 million Senior Unsecured Notes due July 15, 2007 were repaid during the third quarter of 2007.

Under the terms of the U.S.$44.4 million equipment financing facility, if the Company's liquidity falls below U.S.$75.0 million, the lender may require the Company to prepay interest for a period of twelve months. At December 31, 2007 liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million).

Anticipated requirements to meet long-term debt repayments, including capital lease obligations, during each of the five years ending December 31 are as follows:

2008	$ 10,122
2009	10,143
2010	162,370
2011	22,183
2012	274,829

14. COMMITMENTS AND GUARANTEES

The Company is committed to operating lease payments in respect of premises and equipment and capital lease payments in respect of an aircraft as follows:

	Operating Leases	Capital Lease
2008	$ 3,441	$ 959
2009	2,326	959
2010	962	959
2011	53	958
2012	7	958
Total minimum lease payments	$ 6,789	$ 4,793
Imputed interest (6.81%)		(3,051)
Capital lease obligation		$ 1,742

Rent expense was $4,674 in 2007 (2006: $5,271; 2005: $4,889).

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $5,280 (2006: $27,856). The terms of the contracts are varied and extend to 2009.

The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

15. CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. On August 3, 2007, the court granted the direct purchaser plaintiffs' class certification motion and granted in part and denied in part the indirect purchaser plaintiffs' class certification motion. In October 2007, the Company finalized a settlement agreement with the direct purchaser plaintiffs. Under the terms of the agreement, the Company paid $8.6 million (U.S.$8.6 million) into escrow to be distributed across the settlement class. In January 2008, the Company finalized a settlement agreement with the indirect purchaser plaintiffs. Under the terms of the agreement, the Company paid $1.3 million (U.S.$1.3 million) into escrow to be distributed across the settlement class. These settlement amounts, along with associated legal costs of $5.2 million (2006: $5.1 million), were reflected in the Company's results as at December 31, 2007. The Company received preliminary court approval of these settlements in March 2008. The Company continues to believe the allegations against it in these claims are entirely without merit. The decision to enter into the settlement agreements was solely an attempt to avoid prolonged litigation.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company's financial position, earnings or cash flows.

16. CAPITAL STOCK

(a) The Company's authorized share capital is as follows:

(i) 100,000,000 Common Shares without par value;

(ii) 1,500,000 Class B non-voting common shares without par value, of which 350,000 shares are designated Series 1, 180,000 are designated Series 2 and 187,500 are designated Series 3. 717,500 Class B common shares have been designated for an employee participation share plan. The designated Class B common shares are convertible into the number of common shares equivalent to the ratio of a) the greater of future appreciation in market value of the common shares from the date the Board of Directors of the Company resolve to issue the Class B common shares and the issue price of the Class B common shares, divided by b) the market value of the common shares when the conversion and completion of vesting occurs on the fifth anniversary of issuance of the Class B common shares. Vesting occurs equally upon the third, fourth and fifth anniversaries; and

(iii) 100,000,000 preferred shares without par value, of which 300,000 have been designated Series 1, 4,000,000 have been designated Series 2 and 5,000,000 have been designated as Series 3. The Series 1 preferred shares are non-voting, redeemable at the issue price of $10 and are entitled to a 6% non-cumulative dividend. The Series 2 preferred shares are non-voting with a cumulative dividend rate equal to 72% of bank prime rate and are redeemable by the Company at any time or retractable by the holder any time after five years from the date of issue. The Series 3 preferred shares are non-voting, redeemable, retractable, and are entitled to a non-cumulative dividend as may be declared from time to time. As at December 31, 2007 and 2006, the Company had 100,000 Series 3 preferred shares outstanding which were held by a subsidiary and are eliminated on consolidation in these consolidated financial statements.

(b) The Company's issued share capital is as follows:

	Common Shares	
	Shares	Amount
Balance at December 31, 2006	14,649,140	$ 55,827
Balance at December 31, 2007	14,649,140	$ 55,827

On October 24, 2005, the Company commenced a normal course issuer bid to purchase up to 732,457 common shares, representing 5% of the Company's 14,649,140 currently issued and outstanding common shares. The issuer bid expired on October 23, 2006 with no shares repurchased under this bid.

17. DIVIDENDS PAID

During 2007, the Company declared and paid a cash dividend of $Nil (2006: $1.00; 2005: $1.00) per common share to holders of record of common shares.

18. PRODUCTION LINE CLOSURE

On August 30, 2006, the Company permanently closed one of the production lines at its Bemidji, Minnesota OSB facility. The capital assets associated with this production line, including panel product equipment and construction in progress, were decommissioned as of the time of the closure announcement. A write-down of $55,290 was recorded in 2006 (Note 6), representing the net book value of the capital assets attributable to the closed production line net of estimated salvage value.

The closure resulted in the elimination of approximately 110 positions. The Company provided the affected employees with 60-days pay in lieu of notice, severance pay, employment transition counseling and associated benefits. The total expenses, all of which were recorded in the year ended December 31, 2006, associated with the production line closure are as follows:

Severance pay	$ 2,530
Pension	1,469
Pay in lieu of notice	1,203
Write off of capital spare parts	698
Other	15
	$ 5,915

Liabilities associated with the production line closure in 2006 are as follows:

	Amount Expensed	Cash Paid	December 31, 2006
Severance	$ 2,530	$ (2,100)	$ 430
Pension	1,469	—	1,469
Pay in lieu	1,203	(1,203)	—
Other	15	(15)	—
	$ 5,217	$ (3,318)	$ 1,899

Severance was paid in the first quarter of 2007 while the pension accrual will be paid pursuant to the terms of the Minnesota defined benefit pension plan.

19. TIMBER DEPOSITS

The Company declined a timber licence offered by the Government of British Columbia to harvest timber damaged by pine beetles in the Prince George, British Columbia region. In doing so, the Company forfeited $2,364 in deposits made as part of the timber licence bid process which was expensed in operations in 2006.

The Company also canceled a timber harvest agreement in northern Alberta, forfeiting $2,138 in contract deposits which was expensed to operations in 2006.

20. FINANCING COSTS AND FEES

Effective January 1, 2007 the Company changed its accounting policies for transaction costs and financing fees (Note 3). In accordance with these accounting policies, the Company expensed transaction costs of $2,897 related to the term loan financing secured in 2007.

In 2006 and 2005, finance expense and fees on long-term debt include the amortization of prepaid financing costs, amortization of debt discounts, and amortization of consent and commitment fees as follows:

	2007	2006	2005
Amortization of financing costs	$ —	$ 3,531	$ 3,329
Amortization of debt discounts	—	1,549	1,549
Amortization of consent and commitment fees	—	319	10
	$ —	$ 5,399	$ 4,888

21. INCOME TAXES

Reconciliation of the Company's effective income tax rate to the Canadian statutory tax rate is as follows:

	2007	%	2006	%	2005	%
Income tax (recovery) expense at statutory rate	**$ (75,534)**	**33.4**	$ (65,053)	33.6	$ 75,605	34.9
Large corporation tax	**280**	**(0.1)**	722	(0.4)	1,572	0.7
Non-taxable foreign exchange loss (gain) on long-term debt	**(26,940)**	**11.9**	1,730	(0.9)	(4,936)	(2.3)
Reduction in statutory income tax rates	**(3,975)**	**1.8**	(9,615)	5.0	(2,652)	(1.2)
Rate differentials between jurisdictions	**(4,760)**	**2.1**	(3,130)	1.6	1,361	0.6
Subsidiary income not taxable	**(12,769)**	**5.6**	(10,394)	5.4	(13,213)	(6.1)
Non-taxable write-down of goodwill	**17,029**	**(7.5)**	—	—	—	—
Valuation allowance	**96,494**	**(42.7)**	—	—	—	—
Other non-deductible items	**480**	**(0.2)**	163	(0.1)	5,930	2.7
Tax (recovery) expense	**$ (9,695)**	**4.3**	$ (85,577)	44.2	$ 63,667	29.3
Comprised of:						
Current taxes	**$ 46**		$ 6,394		$ (10,788)	
Future income taxes	**(9,741)**		(91,971)		74,455	
	$ (9,695)		$ (85,577)		$ 63,667	

Temporary timing differences and tax loss carryforwards which give rise to the net future income tax liability are as follows:

	2007	2006
Future income tax assets (liabilities)		
Eligible capital expenditures	$ 2081	$ 2,603
Accruals not currently deductible	2,096	3,430
Loss on repurchase of long-term debt	47	4,540
Investment tax credits	4,658	2,879
Tax loss carryforwards	120,378	55,816
Income currently not subject to tax	13,385	(16,275)
Financing costs	3,330	(1,924)
Depreciable capital assets	(53,417)	(83,529)
Deferred pension costs	(2,732)	(3,663)
Foreign exchange gain on long-term debt	(39,130)	(14,665)
Valuation allowance	(96,311)	–
Research and development costs	–	(5,168)
Future income tax liability, net	$ (45,615)	$ (55,956)
Distributed as follows:		
Current portion of future income tax assets	$ 635	$ 1,697
Current portion of future income tax liabilities	(23,682)	(10,708)
Long-term future income tax assets	11,759	42,348
Long-term future income tax liabilities	(34,327)	(89,293)
	$ (45,615)	$ (55,956)

The Company has recognized capital tax loss carryforwards of $Nil (2006: $2.4 million), and non-capital tax loss carryforwards, of approximately $342.8 million (2006: $150.6 million), which expire as follows:

	Canada	United States
2015	$ 17,351	$ –
2025	–	26,803
2026	–	116,136
2027	60,539	121,958
	$ 77,890	$ 264,897

22. PENSION PLANS

The Company maintains two defined benefit pension plans for certain salaried and certain hourly employees in British Columbia and Minnesota. In addition, during 2007 the Company transferred existing pension benefit entitlements totaling $1.1 million to an individual pension plan established for a director of the Company. The plan is sponsored and administered by the Company.

The Company measures its accrued benefit obligations and the fair value of plan assets of its defined benefit pension plans for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the British Columbia pension plan for funding purposes was as of December 31, 2006, and the next required valuation will be as of December 31, 2009. The most recent actuarial valuation of the Minnesota pension plan was as of January 1, 2007.

The Company also participates in a multi-employer defined contribution pension plan for hourly employees who are subject to a collective bargaining agreement and sponsors a Group Registered Retirement Savings Plan (RRSP) at three of its Canadian operations, including the jointly-owned High Level operation. The Company contributed $1,512 to the multi-employer pension plan (2006: $1,474; 2005: $2,560) and made Group RRSP contributions of $1,648 for 2007 (2006: $1,476; 2005: $1,374). The Company also contributed $717 to two 401(k) plans the Company sponsors at its Minnesota operations (2006: $897; 2005: $1,357).

Information about the Company's defined benefit pension plans is as follows:

	Note	2007	2006	2005
Plan Assets				
Fair value at beginning of year		$ 50,184	$ 42,587	$ 30,175
Expected return on plan assets		3,338	3,037	2,353
Employer contributions		2,148	5,006	12,987
Benefits paid		(5,190)	(2,358)	(4,330)
Adjustment due to change in exchange rate		(551)	—	—
Experience (loss) gain		(3,267)	1,912	1,402
Fair value at end of year		46,662	50,184	42,587
Accrued Benefit Obligation				
Balance at beginning of year		70,815	66,173	50,102
Current service cost		4,713	5,315	4,015
Interest cost		3,601	3,379	2,948
Benefits paid		(5,190)	(2,358)	(4,330)
Plan improvement cost		1,836	—	—
Minnesota OSB facilities plan acquisition		—	353	3,861
Plan curtailment		—	(1,747)	—
Adjustment to discount rate		—	—	7,261
Adjustment to foreign exchange rate		(2,910)	36	—
Actuarial (gain) loss		(3,804)	(336)	2,316
Balance at end of year		69,061	70,815	66,173
Net Deficit, End of Year		$ (22,399)	$ (20,631)	$ (23,586)
Net Accrued Pension Benefit Asset				
Funded status – plan deficit		$ (22,399)	$ (20,631)	$ (23,586)
Unamortized net actuarial loss		17,260	18,907	23,939
Unamortized net transition obligation		(1,380)	(1,552)	(1,725)
Unamortized past service cost		10,378	10,640	12,591
Net accrued pension benefit asset		$ 3,859	$ 7,364	$ 11,219
Comprised of:				
Accrued pension benefit asset	9	$ 10,510	$ 13,398	$ 14,250
Accrued pension benefit liability		(6,651)	(6,034)	(3,031)
		$ 3,859	$ 7,364	$ 11,219
Pension Expense				
Accrual for current services		$ 4,713	$ 5,315	$ 4,015
Interest on accrued benefits		3,601	3,379	2,948
Interest on pension fund assets		(3,338)	(3,038)	(2,362)
Amortization of unrecognized:				
Net transition obligation		(173)	(173)	(173)
Net actuarial loss		931	1,044	695
Past service costs		819	856	617
		$ 6,553	$ 7,383	$ 5,740
Plan Assets				
Cash		$ 72	$ 59	$ 1,177
Canadian short-term investments		436	1,519	2,015
Canadian bonds and debentures		13,490	15,338	14,712
Canadian common shares		13,495	15,032	13,080
Canadian pooled equity funds		982	911	827
Global bonds and debentures		221	224	224
Global pooled equity funds		7,033	7,259	4,680
U.S. common shares		5,938	6,139	4,964
U.S. pooled equity funds		4,995	3,703	908
		$ 46,662	$ 50,184	$ 42,587

The significant weighted-average actuarial assumptions adopted in measuring the Company's accrued benefit obligations and benefit costs as at December 31 included the following:

	2007	2006	2005
Discount rate on accrued benefit obligation	**5.5%**	5.0%	5.0%
Discount rate on benefit costs	**5.0%**	5.0%	6.0%
Expected long-term rate of return on plan assets	**7.0%**	7.0%	7.0%
Rate of compensation increase	**4.0%**	4.0%	4.0%

Total cash payments for employee future benefits for 2007, consisting of cash contributed by the Company to its defined benefit pension plans and cash payments directly to beneficiaries, was $2,220 (2006: $6,138; 2005: $16,186).

Plan Investment Strategies and Policies

The Company's primary goal for the defined benefit plans is the preservation and enhancement of the value of the assets through the prudent diversification of high quality investments and asset classes. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans' assets within a level of risk acceptable to the Company.

RISK MANAGEMENT: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans' designs, the nature and maturity of defined benefit obligations and characteristics of the plans' memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations. For example, the minimum quality rating of any holding in the bond section shall be BBB and the aggregate holding of BBB grade bonds shall never exceed 10% of the total bond section. In addition, no equity holding shall exceed 5% of that company's total outstanding voting shares. Investment of cash reserves in short term paper shall be confined to Governments, chartered banks, major trust companies, or top quality corporate credits with a rating of R1-low or better.

ALLOWABLE AND PROHIBITED INVESTMENT TYPES: Allowable and prohibited investments types, along with associated guidelines and limits, are set out in each fund's Statement of Investment Policies which is reviewed and approved annually by the designated governing fiduciary.

DIVERSIFICATION: The Company's strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (no more than 65% of the total plans' assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans' assets. The remaining Canadian equities may be as high as 50% of the total portfolio but can never fall below 15%. No more than 10% of Canadian or U.S. equities shall be invested in any one company. Fixed income can comprise up to 50% of the portfolio but never less than 30% at one time. All fixed incomes are invested in corporate issues and no more than 20% of the total market value of the bond section shall be invested in any one generally recognized industry group, except utilities (40%) and finance (40%). The portfolio may contain from 0% – 20% of cash and cash equivalents.

ASSET ALLOCATIONS: Information concerning the Company's defined benefit plans' target asset allocation and actual asset allocation is as follows:

	Allowable Range	Actual
Canadian equities	15 - 50%	31%
U.S. equities	5 - 35%	13%
International equities	0 - 30%	15%
Bonds	30 - 50%	29%
Short-term and cash	0 - 20%	12%

At December 31, 2007, there were no shares of the Company held in the pension and other benefit trusts administered by the Company.

23. RELATED PARTY TRANSACTIONS

During the year, the Company paid $136 (2006: $120; 2005: $120) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment.

24. SEGMENTED INFORMATION

During the fourth quarter of 2007, due to declines in OSB sales, the Company's plywood operations exceeded 10% of total sales and became a reportable segment. The Company manages its operations, and accordingly determines operating segments, on a product basis. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The performance of the Company's product-based operating segments is monitored based on operating earnings. Working capital, liabilities, administration costs, interest revenue, interest expense, and income taxes are not allocated to the reportable segments for the purpose of providing information to the chief operating decision maker. The following is a breakdown by reporting segment:

	OSB	Plywood	Corporate	Consolidated
Year ended December 31, 2007				
Sales to external customers	**$ 448,351**	**$ 95,880**	**$ —**	**$ 544,231**
Operating loss	**(221,228)**	**(2,638)**	**(65,241)**	**(289,107)**
Amortization of capital assets	**55,501**	**3,715**	**6,643**	**65,859**
Impairment of intangible assets	**—**	**—**	**12,226**	**12,226**
Impairment of goodwill	**51,000**	**—**	**—**	**51,000**
Write-down of capital assets	**80,780**	**—**	**—**	**80,780**
Capital expenditures	**68,762**	**438**	**877**	**70,077**
Identifiable assets (a)	**835,101**	**24,386**	**22,585**	**882,072**
Year ended December 31, 2006				
Sales to external customers	$ 729,827	$ 97,291	$ —	$ 827,118
Operating (loss) earnings	(68,977)	175	(51,444)	(120,246)
Amortization of capital assets	78,281	3,423	6,300	88,004
Write-down of capital assets	55,290	—	—	55,290
Capital expenditures	214,083	2,942	11,230	228,255
Identifiable assets (a)	1,020,220	26,573	38,959	1,085,752
Year ended December 31, 2005				
Sales to external customers	$ 1,138,304	$ 109,927	$ —	$ 1,248,231
Operating (loss) earnings	294,759	3,713	(40,874)	257,598
Amortization of capital assets	97,171	4,133	2,603	103,907
Capital expenditures	44,273	4,697	8,305	57,275
Identifiable assets (a)	938,704	27,617	26,754	993,075

(a) Identifiable assets include capital assets, intangible assets and goodwill. Identifiable assets of the OSB segment include goodwill of $51,970 (2006: $102,970; 2005: $102,970) resulting from the acquisition of Voyageur Panel Canada Limited which is located in Canada.

Geographic Information

Sales attributed to countries based on location of customer are as follows:

	2007	2006	2005
United States	**$ 420,602**	$ 723,111	$ 1,135,313
Canada	**62,702**	59,023	81,602
Overseas	**60,927**	44,984	31,316
Total	**$ 544,231**	$ 827,118	$ 1,248,231

Capital assets attributed to the countries based on location are as follows:

	2007	2006
Canada	**$ 620,412**	$ 612,324
United States	**209,690**	356,215
Total	**$ 830,102**	$ 968,539

25. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2007	2006	2005
Accounts receivable	$ 16,371	$ 20,449	$ (10,204)
Inventories	19,614	12,673	(22,137)
Income taxes receivable/payable	(61)	30,748	(69,140)
Prepaid expenses	5,157	348	(7,165)
Accounts payable and accrued liabilities	(8,101)	(26,798)	(29,072)
	$ 32,980	$ 37,420	$ (137,718)

26. FINANCIAL INSTRUMENTS

(a) Market risk

INTEREST RATE RISK

The Company is exposed to interest rate risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

CURRENCY RISK

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. dollar denominated long-term debt. In addition, the majority of the Company's sales are transacted in U.S. dollars. The Company does not use derivative instruments to reduce its exposure to currency risk.

CREDIT RISK

Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company's credit evaluation process and the dispersion of a large number of customers across many geographic areas.

(b) Fair values

The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at December 31, 2007 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company's Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	2007		2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes	$ 806,350	$ 534,164	$ 947,770	$ 760,207
Term loan	101,744	101,744	—	—
Equipment financing	59,510	59,510	76,009	76,009
Capital leases	9,768	9,768	11,816	11,816
	$ 977,372	$ 705,186	$ 1,035,595	$ 848,032

The term loan is secured by accounts receivable and inventory having a carrying value of $93,512. Equipment financing of $44,006 is secured by capital assets having a carrying value of U.S.$100.2 million.

The carrying value of the senior notes is shown net of unamortized deferred debt discount and consent fees totaling $10,026 (2006: $13,558).

27. U.S. GAAP RECONCILIATION

As indicated in Note 2, these consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in the case of the Company, conforms in all material respects with U.S. GAAP, except as set forth below:

Balance sheet adjustments

The following table provides a reconciliation of the consolidated assets, liabilities and shareholders' equity at December 31 from Canadian GAAP to U.S. GAAP:

	Note	2007	2006 (Note 27(h))
Total assets in accordance with Canadian GAAP		**$ 1,100,619**	$ 1,504,199
Write-off of capitalized start-up costs	27(b)	**(2,445)**	(3,895)
Transaction costs related to long-term debt	27(d)	**20,827**	—
Accrued pension benefit asset	27(c)	**(10,510)**	(13,398)
Total assets in accordance with U.S. GAAP		**$ 1,108,491**	$ 1,486,906
Total liabilities in accordance with Canadian GAAP		**$ 1,087,880**	$ 1,210,089
Tax effect of write-off of capitalized start-up costs	27(b)	**(819)**	(1,305)
Tax effect of transaction costs related to long-term debt	27(d)	**6,343**	—
Employee future benefits	27(c)	**15,748**	14,599
Tax effect of employee future benefits	27(c)	**(8,770)**	(9,376)
Total liabilities in accordance with U.S. GAAP		**$ 1,100,382**	$ 1,214,007
Total shareholders' equity in accordance with Canadian GAAP		**$ 12,739**	$ 294,110
Write-off of capitalized start-up costs	27(b)	**(2,445)**	(3,895)
Transaction costs related to long-term debt	27(d)	**20,827**	—
Employee future benefits	27(c)	**(26,258)**	(27,997)
Tax effect of write-off of capitalized start-up costs	27(b)	**819**	1,305
Tax effect of transaction costs related to long-term debt	27(d)	**(6,343)**	—
Tax effect of employee future benefits	27(c)	**8,770**	9,376
Total shareholders' equity in accordance with U.S. GAAP		**$ 8,109**	$ 272,899

The following table provides a reconciliation of accumulated other comprehensive income from Canadian GAAP to U.S. GAAP:

	Note	2007	2006 (Note 27(h))
Accumulated other comprehensive loss in accordance with Canadian GAAP		**$ (105,786)**	$ (56,722)
Realized currency translation loss	27(e)	**(15,580)**	(4,400)
Employee future benefits:	27(c)		
FAS 158 adjustment		**(17,489)**	(18,287)
Minimum pension liability		**—**	(333)
Accumulated other comprehensive loss in accordance with U.S. GAAP		**$ (138,855)**	$ (79,742)

Net (loss) income adjustments

The following table provides a reconciliation of the net (loss) income for the years ended December 31 from Canadian GAAP to U.S. GAAP:

	Note	2007	2006 (Note 27(h))	2005
Net (loss) income in accordance with Canadian GAAP		**$ (216,455)**	$ (108,031)	$ 153,154
Reversal of amortization of capitalized start-up costs	27(b)	**1,450**	1,598	2,854
Write-off of capitalized start-up costs	27(b)	**—**	(986)	—
Capitalization of transaction costs related to long-term debt	27(d)	**2,897**	—	—
Amortization of transaction costs related to long-term debt	27(d)	**(4,733)**	—	—
Realized currency translation loss	27(e)	**11,180**	4,400	—
Income tax impact of above items and effect of rate change		**129**	(225)	(1,092)
Net (loss) income in accordance with U.S. GAAP		**(205,532)**	(103,244)	154,916
Basic and diluted net (loss) income per share in accordance with U.S. GAAP		**$ (14.03)**	$ (7.05)	$ 10.58
Weighted average number of common shares outstanding		**14,649,140**	14,649,140	14,649,140
Comprehensive (loss) income:				
Other comprehensive (loss) income in accordance with Canadian GAAP		**(49,064)**	1,621	(24,106)
Realized currency translation loss	27(e)	**(11,180)**	(4,400)	—
Reclass of amortization of employee future benefits included in pension cost	27(c)	**1,736**	—	—
Tax effect of amortization of employee future benefits included in pension cost		**(605)**	—	—
Minimum pension liability adjustment	27(c)	**—**	21,714	(7,926)
Tax effect of minimum pension liability adjustment		**—**	(7,607)	2,774
Other comprehensive (loss) income in accordance with U.S. GAAP		**(59,113)**	11,328	(29,258)
Comprehensive (loss) income in accordance with U.S. GAAP		**$ (264,645)**	$ (91,916)	$ (125,658)

(a) Adjustments to statement of cash flows

A statement of cash flow reconciled under U.S. GAAP has not been provided as there are few significant differences identified. Differences related to the write-off of capitalized start-up costs and related amortization impact investing activities and operating cash flows, respectively. Transaction costs related to long-term debt that were incurred during the year, which are classified in operating activities for Canadian GAAP, would be included in financing activities for U.S. GAAP. The Company believes that a reconciled statement of cash flows would not provide more meaningful information.

(b) Start-up costs

Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

(c) Employee benefit plans

Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic benefit costs are recognized as a component of other comprehensive income. Prior to the adoption of FAS 158 as of December 31, 2006, the Company recognized the difference between the accumulated pension benefit obligation and the fair value of plan assets as an additional pension liability, and an equal amount as an intangible asset to the extent that it related to unrecognized prior service costs while the remainder was charged to contributed surplus.

(d) Transaction costs related to long-term debt

Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP commencing January 1, 2007, the Company's accounting policy is to expense transaction costs on long-term debt (Note 2).

(e) Realized foreign currency gains or losses

Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the exchange gains and losses in accumulated other comprehensive loss would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

(f) Joint ventures

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity.

(g) Other disclosures under U.S. GAAP

(i) **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES.** The following table presents significant balances included in accounts payable and accrued liabilities:

	2007	2006
Trade payables and accrued liabilities	**$ 22,215**	$ 26,314
Wages and benefits payable	**6,337**	10,928
Capital asset accruals	**3,855**	14,947
Other	**6,383**	6,574
	$ 38,790	$ 58,673

(ii) **EMPLOYEE BENEFIT PLANS.** The discount rate for the Company's defined benefit pension plans was based on the market interest rate on high-quality debt instruments and the maturity of the plans. For December 31, 2007 and December 31, 2006, the discount rates were based on AA corporate bond yields as of December 31, 2007 and December 31, 2006, respectively. In determining the rate of compensation increases, management considered the general inflation rate, productivity and promotions. The expected rate of return on plan assets reflects management's best estimate regarding the long-term expected return from all sources of investment return based on the Company's target asset allocation.

During 2008, the Company expects to contribute approximately $5.6 million to its defined benefit pension plans.

The following table presents estimated future benefit payments from the defined benefit pension plans as of December 31, 2007:

2008	$ 2,453
2009	2,577
2010	2,769
2011	2,911
2012	3,192
2013–2017	20,882

(iii) **INCOME TAXES.** On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB statement No. 108*. FIN 48 clarifies the accounting for uncertainty in income taxes and uses a more-likely-than-not threshold to determine recognition in the financial statements of an uncertain tax position. The more-likely-than-not threshold means that a benefit related to an uncertain tax position is recognized only when it is more-likely-than not that the position will be sustained based on its technical merits and where there is a greater than 50 percent likelihood that the position would be sustained if challenged by a tax authority. The tax position is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The unresolved uncertain tax positions must be reassessed at each balance sheet date based on these thresholds. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 31, 2006.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $5,692.

No adjustments were required in the Company's financial statements as a result of this adoption. A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2007 is as follows:

Unrecognized tax benefits, beginning of year	$	5,207
Increases – tax positions taken in prior periods		–
Decreases – tax positions taken in prior periods		–
Current period tax positions		485
Settlements		–
Lapse of statute limitations		–
Unrecognized tax benefits, end of year	$	5,692

The Company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the statement of earnings. $485 of interest expense or penalties related to unrecognized tax benefits were recorded during 2007 (2006: $397; 2005: $321).

In the normal course of business, the Company and its subsidiaries are subject to audits by the Canadian federal and provincial taxing authorities and by the U.S. federal and various state taxing authorities. The Company's Canadian entities are under examination by the Canadian tax authorities for the 2003 tax year. Tax years subsequent to 2003 remain open to examination by Canadian tax authorities. The Company is not currently under audit by the U.S. Internal Revenue Service or by any U.S. state taxing authority. Tax years subsequent to 2003 remain open to examination by U.S. tax authorities.

Based on the outcome of these examinations, or as a result of the expiration of statutes of limitation for specific taxing jurisdictions, it is reasonably possible that unrecognized tax benefits could change within the next twelve months. However, the Company cannot currently estimate the range of any possible change.

As at December 31, 2007, it is reasonably possible that the Company's unrecognized tax benefits would significantly decrease in the next twelve months as it is expected that Notices of Reassessment will be issued by various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions as a result of audits completed prior to the 2004 tax year. The gross amount of such unrecognized tax benefits is expected to be approximately $2.7 million.

(iv) **ACCOUNTING FOR PLANNED MAJOR MAINTENANCE ACTIVITIES.** In September 2006, the FASB issued FSP AUG AIR-1, "*Accounting for Planned Major Maintenance Activities*", which prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements, for fiscal years beginning after December 15, 2006. The implementation of FSP AUG AIR-1 did not have a material impact on the Company's consolidated financial statements.

(h) Employee future benefits transitional pension asset accounting

The Company adopted new accounting standards for employee future benefits (FAS 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans) in its 2006 fiscal year. During the year, the Company revisited the adjustments made on adoption of FAS 158 and determined that the funded status of the Company's defined benefit plans was not fully recognized on the balance sheet. The following schedules reflect the impact of this correction, which the Company has concluded is not material to its previously filed consolidated financial statements. There was no impact on net income, comprehensive income or cash flows for U.S. GAAP purposes.

The effects of the adjustments to fully reflect the funded status of the defined benefit pension plans on the Company's financial position according to U.S. GAAP, as at December 31, 2006, are as set out in the following table:

	As Previously Reported	Adjustment to Reflect Funded Status	As Currently Reported
Total assets in accordance with U.S. GAAP	$ 1,510,944	$ (24,038)	$ 1,486,906
Total liabilities in accordance with U.S. GAAP	$ 1,230,968	$ (16,961)	$ 1,214,007
Total shareholders' equity in accordance with U.S. GAAP	$ 279,977	$ (7,078)	$ 272,899
Accumulated other comprehensive loss in accordance with U.S. GAAP			
Minimum pension liability	$ (21,714)	$ —	$ (21,714)
Deferred income tax	7,607	—	7,607
Unrealized loss on translation of self-sustaining foreign operations	(1,621)	—	(1,621)
Realized currency translation loss	4,400	—	4,400
Comprehensive income	(11,328)	—	(11,328)
Cumulative effect of adjustment on adoption of FAS 158, net of tax	11,209	7,078	18,287
	(119)	7,078	6,959
Accumulated other comprehensive loss, beginning of year	72,783	—	72,783
Accumulated other comprehensive loss, end of year	$ 72,664	$ 7,078	$ 79,742

(l) U.S. GAAP developments

The following standards will be effective for the Company on the dates indicated below.

(i) **FAIR VALUE MEASUREMENTS.** In September 2006, FASB published FAS 157, "*Fair Value Measurements.*" This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This new standard is effective for the 2008 fiscal year and is not expected to have a material impact on the Company's consolidated financial position.

(ii) **FAIR VALUE OPTION FOR FINANCIAL ASSETS AND LIABILITIES.** In February 2007, FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Liabilities*" (FAS 159). FAS 159 permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value options may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. This new standard is effective as of January 1, 2008. The Company does not intend to elect to use the fair value option for its financial assets and financial liabilities.

(iii) **NON-CONTROLLING INTERESTS.** In December 2007, FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements (FAS 160). FAS 160 specifies that non-controlling interests are to be treated as a separate component of equity. As such, increases and decreases in the parent's ownership interest that leave control intact are accounted for as capital transactions. The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interest are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the non-controlling interest. This standard requires net income and comprehensive income to be displayed for both the controlling interest and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule showing the effects of any transactions with the non-controlling interest on the equity attributable to the controlling interest. FAS 160 will be effective for the 2009 fiscal year. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial position.

(iv) **BUSINESS COMBINATIONS.** In December 2007, the FASB issued a revised standard on accounting for business combinations (FAS 141R). Under the new standard, all business acquisitions, non-controlling interests, contingent consideration and pre-acquisition contingencies will be measured at fair value. In addition, most acquisition-related costs will be expensed as incurred. Goodwill, if any, arising on a business acquisition reflects the excess of the fair value of the acquiree over the net amount of recognized identifiable assets and liabilities assumed, which is then allocated to the acquirer and the non-controlling interest. This statement will be effective in the Company's 2009 fiscal year and will be applied as circumstances arise.

28. SUBSEQUENT EVENTS

On February 15, 2008 the Company announced the commencement of an exchange offer for the Company's senior notes and a consent solicitation from holders of senior notes to certain amendments to the respective indentures governing such notes. On March 15, 2008 the Company announced that the exchange offer and consent solicitation had expired without any notes being exchanged thereunder.

On March 26, 2008, the Company completed the sale of an unused finger-joined facility for net proceeds of $3.4 million. The carrying value of the facility as at December 31, 2007 was $650 (December 31, 2006: $650) and was included in Corporate assets for the purposes of segment disclosures (Note 24). The sale was made as part of the Company's strategy to enhance liquidity by monetizing non-core assets.

Under the terms of the U.S.$44.4 million equipment financing facility, if liquidity falls below U.S.$75.0 million, the lender may require the Company to prepay interest for a period of twelve months. At December 31, 2007 liquidity for the purpose of this financing facility was $73.1 million (U.S.$73.8 million). On March 26, 2008, the Company received a prepayment notification from the lender and will be required to pay interest of U.S.$2.5 million on or before April 1, 2008.

29. SEPARATE FINANCIAL INFORMATION OF SUBSIDIARY GUARANTORS OF INDEBTEDNESS

On March 3, 2004, the Company issued U.S.$210 million of 6.75% Senior Unsecured Notes to refinance its outstanding indebtedness at the time. On May 19, 2004, the Company issued U.S.$110 million of 6.75% Senior Unsecured Notes to finance the acquisition of Voyageur. On September 22, 2004 the Company issued U.S.$275 million in aggregate principal amount of 7.25% Senior Unsecured Notes and U.S.$175 million in aggregate principal amount of Senior Unsecured Floating Rate Notes to finance the acquisition of the Minnesota OSB facilities. On April 18, 2006 the Company issued U.S.$75 million of Senior Unsecured Floating Rate Notes to partially finance the construction of a second production line in Grande Prairie, Alberta. On June 26, 2007 the Company entered into a Senior Secured Term Loan of U.S. $102.6 million which is secured by inventory and accounts receivable. Under the terms of the Senior Notes and Senior Secured Term Loan referred to above, the Company's 100% owned subsidiaries, Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership, became joint and several guarantors of the indebtedness (the "Guarantors"). The guarantee is a full and unconditional guarantee.

Additionally, if at any time a subsidiary of the Company constitutes a significant subsidiary, then such subsidiary will also become a guarantor of the indebtedness. If the Company were to fail to make a payment of interest or principal on its due date, the Guarantors are obligated to pay the outstanding indebtedness. At December 31, 2007, the Company had the following outstanding amounts related to the guaranteed indebtedness:

	2007	2006
U.S.$275,000 (2006: U.S.$275,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$ 272,608	$ 320,485
U.S.$210,000 (2006: U.S.$210,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	208,173	244,734
U.S.$153,540 (2006: U.S.$153,540) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	152,204	178,936
U.S.$110,000 (2006: U.S.$110,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	109,043	128,194
U.S.$102,637 (2006: U.S.$Nil) Senior Secured Term Loan due June 26, 2014 with interest payable monthly, bi-monthly, quarterly or semi-annually at LIBOR plus 3.0% per annum or quarterly at base rate plus 2.0%	101,744	—
U.S.$75,000 (2006: U.S.$75,000) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum	74,348	87,405
	$ 918,120	$ 959,754

The following condensed consolidating financial information reflects the summarized financial information of the Company and its Guarantors:

CONDENSED CONSOLIDATED BALANCE SHEET
as at December 31, 2007

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Assets		
Cash	$ 40,246	$ (813)
Other Current Assets	4,326	13,992
Capital Assets	620,412	209,690
Other Assets	22,272	615
Future Income Tax Assets	—	11,759
Goodwill	—	—
Due from Parent Company	—	—
Investment in Subsidiary	746,984	—
	$ 1,434,240	$ 235,243
Liabilities and Shareholders' Equity		
Current Liabilities	$ 39,597	$ 5,532
Accrued Pension Benefit Liability	—	6,651
Reforestation Obligation	4,451	—
Due to Related Company	257,902	73,699
Long-Term Debt	967,250	—
Future Income Taxes	34,327	—
	1,303,527	85,882
Preferred Shares	—	—
Shareholders' Equity		
Capital Stock	173,613	—
Accumulated Other Comprehensive Loss	(105,786)	(105,786)
Contributed Surplus	—	585,294
Partners' Capital	—	—
Retained Earnings	62,886	(330,147)
	130,713	149,361
	$ 1,434,240	$ 235,243
Total assets in accordance with Canadian GAAP	$ 1,434,240	$ 235,243
Write-off of capitalized start-up costs[1]	(2,445)	—
Transaction costs relating to long-term debt[2]	20,827	—
Accrued pension benefit asset[3]	(10,510)	—
Total assets in accordance with U.S. GAAP	$ 1,442,112	$ 235,243
Total liabilities in accordance with Canadian GAAP	$ 1,303,527	$ 85,882
Tax effect of write-off of capitalized start-up costs[1]	(819)	—
Tax effect of transaction costs related to long-term debt[2]	6,343	—
Employee future benefits[3]	10,106	5,642
Tax effect of employee future benefits[3]	(6,885)	(1,885)
Total liabilities in accordance with U.S. GAAP	$ 1,312,272	$ 89,639
Total shareholders' equity in accordance with Canadian GAAP	$ 130,713	$ 149,361
Write-off of capitalized start-up costs[1]	(2,445)	—
Transaction costs relating to long-term debt[2]	20,827	—
Employee future benefits[3]	(20,616)	(5,642)
Tax effect of write-off of capitalized start-up costs[1]	819	—
Tax effect of transaction costs related to long-term debt[2]	(6,343)	—
Tax effect of employee future benefits [3]	6,885	1,885
Total shareholders' equity in accordance with U.S. GAAP	$ 129,840	$ 145,604

[1] Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.
[2] Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP, the Company's accounting policy is to expense these costs.
[3] Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic benefit costs are recognized as a component of other comprehensive income.

	Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
	$ —	$ 23,382	$ 6,812	$ —	$ 69,627
	—	10,034	86,014	(92)	114,274
	—	—	—	—	830,102
	—	—	—	—	22,887
	—	—	—	—	11,759
	51,970	—	—	—	51,970
	71,149	—	290,189	(361,338)	—
	139,292	—	—	(886,276)	—
	$ 262,411	$ 33,416	$ 383,015	$ (1,247,706)	$ 1,100,619
	$ (3,102)	$ —	$ 33,174	$ —	$ 75,201
	—	—	—	—	6,651
	—	—	—	—	4,451
	—	29,638	—	(361,239)	—
	—	—	—	—	967,250
	—	—	—	—	34,327
	(3,102)	29,638	33,174	(361,239)	1,087,880
	25,999	—	—	(25,999)	—
	55,419	—	—	(173,205)	55,827
	—	—	—	105,786	(105,786)
	148,495	—	—	(733,789)	—
	—	—	67,030	(67,030)	—
	35,600	3,778	282,811	7,770	62,698
	239,514	3,778	349,841	(860,468)	12,739
	$ 262,411	$ 33,416	$ 383,015	$ (1,247,706)	$ 1,100,619
	$ 262,411	$ 33,416	$ 383,015	$ (1,247,706)	$ 1,100,619
	—	—	—	—	(2,445)
	—	—	—	—	20,827
	—	—	—	—	(10,510)
	$ 262,411	$ 33,416	$ 383,015	$ (1,247,706)	$ 1,108,491
	$ 22,897	$ 29,638	$ 33,174	$ (387,238)	$ 1,087,880
	—	—	—	—	(819)
	—	—	—	—	6,343
	—	—	—	—	15,748
	—	—	—	—	(8,770)
	$ 22,897	$ 29,638	$ 33,174	$ (387,238)	$ 1,100,382
	$ 239,514	$ 3,778	$ 349,841	$ (860,468)	$ 12,739
	—	—	—	—	(2,445)
	—	—	—	—	20,827
	—	—	—	—	(26,258)
	—	—	—	—	819
	—	—	—	—	(6,343)
	—	—	—	—	8,770
	$ 239,514	$ 3,778	$ 349,841	$ (860,468)	$ 8,109

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended December 31, 2007

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Sales	$ —	$ 83,343
Costs and Expenses		
Costs of products sold	—	116,778
Selling and administration	3,584	—
Amortization of capital assets	46,988	18,871
(Gain) loss on disposal of capital assets	(39)	298
Write-down of capital assets	—	80,780
Impairment of intangible assets	—	12,226
Impairment of goodwill	—	—
Cost of class action lawsuit	15,114	—
	65,647	228,953
Operating Loss	(65,647)	(145,610)
Finance Expense		
Interest	74,154	—
Transaction costs	2,897	—
	77,051	—
Equity in Loss of Subsidiary	(282,515)	—
Other Income (Expense)	14,469	(11,403)
Foreign Exchange Gain on Long-Term Debt	161,315	—
Other Foreign Exchange (Loss) Gain	—	(536)
Realized Currency Translation Loss	—	(11,180
(Loss) Income Before Income Taxes	(249,429)	(168,729)
Income Tax (Recovery) Expense	(33,162)	22,861
Net (Loss) Income	$ (216,267)	$ (191,590)
Net (loss) income in accordance with Canadian GAAP	$ (216,267)	$ (191,590)
Reversal of amortization of capitalized start-up costs[1]	1,450	—
Transaction costs relating to long-term debt[2]	(1,836)	—
Realized currency translation loss[3]	—	11,180
Income tax impact of above items and effect of rate change	129	—
Net (loss) income in accordance with U.S. GAAP	$ (216,524)	$ (180,410)
Employee benefit plans, net of tax impact[4]	(1,581)	2,712
Unrealized loss on translation of self-sustaining foreign subsidiary	(60,244)	(60,244)
Comprehensive (loss) income in accordance with U.S. GAAP	$ (278,349)	$ (237,942)

[1] Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

[2] Under U.S. GAAP, transaction costs related to long-term debt would be capitalized and amortized over the expected life of the debt. Under Canadian GAAP, the Company's accounting policy is to expense these costs.

[3] Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the translation exchange gains and losses in accumulated other comprehensive income would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

[4] Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations that arise during the period but are not recognized components of net periodic benefit costs are recognized as a component of other comprehensive income.

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ —	$ 420,488	$ 394,852	$ (354,452)	$ 544,231
—	420,876	393,912	(354,264)	577,302
—	—	27,214	—	30,798
—	—	—	—	65,859
—	—	—	—	259
—	—	—	—	80,780
—	—	—	—	12,226
51,000	—	—	—	51,000
—	—	—	—	15,114
51,000	420,876	421,126	(354,264)	833,338
(51,000)	(388)	(26,274)	(188)	(289,107)
—	—	—	—	74,154
—	—	—	—	2,897
—	—	—	—	77,051
(2,158)	—	—	284,673	—
—	705	2,273	—	6,044
—	—	—	—	161,315
—	3,532	(19,167)	—	(16,171)
—	—	—	—	(11,180)
(53,158)	3,849	(43,168)	284,485	(226,150)
(33)	639	—	—	(9,695)
$ (53,125)	$ 3,210	$ (43,168)	$ 284,485	$ (216,455)
$ (53,125)	$ 3,210	$ (43,168)	$ 284,485	$ (216,455)
—	—	—	—	1,450
—	—	—	—	(1,836)
—	—	—	—	11,180
—	—	—	—	129
$ (53,125)	$ 3,210	$ (43,168)	$ 284,485	$ (205,532)
—	—	—	—	1,131
—	—	—	60,244	(60,244)
$ (53,125)	$ 3,210	$ (43,168)	$ 344,729	$ (264,645)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2007

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Cash Flows from Operating Activities		
Net (loss) income	$ (216,267)	$ (191,590)
Items not affecting cash		
Amortization of capital assets	46,988	18,871
Non-cash portion of interest expense	1,457	—
Foreign exchange gain on long-term debt	(161,315)	—
Write-down of capital assets	—	80,780
(Gain) loss on disposal of capital assets	(39)	298
Impairment of intangible assets	—	12,226
Impairment of goodwill	—	—
Change in non-current reforestation obligation	(170)	—
Equity in loss of subsidiary	282,515	—
Future income taxes	(33,686)	24,904
Adjustment to net accrued pension benefit asset	2,888	1,545
Realized currency translation loss	—	11,180
Change in non-cash operating working capital	59,584	(31,784)
Cash used in operating activities	(18,045)	(73,570)
Cash Flows from Financing Activities		
Proceeds from issue of long-term debt	109,825	—
Repayment of long-term debt	(8,622)	—
Repayment of capital lease obligations	(283)	—
Advances (to) from related company	(123,396)	73,701
Cash provided by (used in) financing activities	(22,476)	73,701
Cash Flows from Investing Activities		
Short-term investments	35,029	—
Restricted cash	55,080	—
Additions to capital assets	(66,323)	(3,754)
(Increase) decrease in other assets	4,407	(3,075)
Proceeds on disposal of capital assets	934	292
Cash provided by (used in) investing activities	29,127	(6,537)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(852)
Net Cash Inflow (Outflow)	(11,394)	(7,258)
Cash and Cash Equivalents, Beginning of Year	51,640	6,445
Cash and Cash Equivalents, End of Year	$ 40,246	$ (813)

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ (53,125)	$ 3,210	$ (43,168)	$ 284,485	$ (216,455)
—	—	—	—	65,859
—	—	—	—	1,457
—	—	—	—	(161,315)
—	—	—	—	80,780
—	—	—	—	259
—	—	—	—	12,226
51,000	—	—	—	51,000
—	—	—	—	(170)
2,158	—	—	(284,673)	—
(1,496)	701	—	—	(9,577)
—	—	—	—	4,433
—	—	—	—	11,180
(5,727)	(28,965)	39,799	73	32,980
(7,190)	(25,054)	(3,369)	(115)	(127,343)
—	—	—	—	109,825
—	—	—	—	(8,622)
—	—	—	—	(283)
7,190	32,209	10,181	115	—
7,190	32,209	10,181	115	100,920
—	—	—	—	35,029
—	—	—	—	55,080
—	—	—	—	(70,077)
—	—	—	—	1,332
—	—	—	—	1,226
—	—	—	—	22,590
—	—	—	—	(852)
—	7,155	6,812	—	(4,685)
—	16,227	—	—	74,312
$ —	$ 23,382	$ 6,812	$ —	$ 69,627

CONDENSED CONSOLIDATED BALANCE SHEET
as at December 31, 2006

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Assets		
Cash	$ 51,640	$ 6,445
Other Current Assets	109,961	25,157
Capital Assets	612,332	356,207
Other Assets	47,479	6,331
Future Income Tax Assets	—	41,648
Goodwill	—	—
Due from Parent Company	—	2
Investment in Subsidiary	1,166,035	14,242
	$ 1,987,447	$ 450,032
Liabilities and Shareholders' Equity		
Current Liabilities	$ 20,538	$ 9,735
Accrued Pension Benefit Liability	—	6,034
Reforestation Obligation	4,621	—
Due to Related Company	386,383	—
Long-Term Debt	1,027,595	—
Future Income Taxes	89,293	—
	1,528,430	15,769
Preferred Shares	—	—
Shareholders' Equity		
Capital Stock	173,613	—
Accumulated Other Comprehensive Loss	(56,722)	(56,722)
Contributed Surplus	—	585,294
Partners' Capital	—	—
Retained Earnings	342,126	(94,309)
	459,017	434,263
	$ 1,987,447	$ 450,032
Total assets in accordance with Canadian GAAP	$ 1,987,447	$ 450,032
Write-off of capitalized start-up costs[1]	(3,895)	—
Accrued pension benefit asset[2]	(13,398)	—
Total assets in accordance with U.S. GAAP	$ 1,970,154	$ 450,032
Total liabilities in accordance with Canadian GAAP	$ 1,528,430	$ 15,769
Tax effect of write-off of capitalized start-up costs[1]	(1,305)	—
Employee future benefits[2]	4,845	9,754
Tax effect of employee future benefits[2]	(6,110)	(3,266)
Total liabilities in accordance with U.S. GAAP	$ 1,525,860	$ 22,257
Total shareholders' equity in accordance with Canadian GAAP	$ 459,017	$ 434,263
Write-off of capitalized start-up costs[2]	(3,895)	—
Employee future benefits[2]	(18,243)	(9,754)
Tax effect of write-off of capitalized start-up costs[1]	1,305	—
Tax effect of employee future benefits [2]	6,110	3,266
Total shareholders' equity in accordance with U.S. GAAP	$ 444,294	$ 427,775

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.*
[2] *Under U.S. GAAP, the Company would recognize the funded status of its defined benefit pension plans on the balance sheet. Unamortized actuarial gains and losses, prior service costs or credits and transitional obligations are recognized as a component of accumulated other comprehensive income.*

Ainsworth Engineered Corp.	Ainsworth Corp.	Ainsworth Engineered Canada Limited Partnership	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
Subsidiary Guarantor	Subsidiary Guarantor	Subsidiary Guarantor		
$ —	$ 16,227	$ —	$ —	$ 74,312
—	(21,056)	133,933	(18)	247,977
—	—	—	—	968,539
—	—	—	14,243	68,053
—	700	—	—	42,348
102,970	—	—	—	102,970
78,339	2,571	305,455	(386,367)	—
141,360	—	—	(1,321,637)	—
$ 322,669	$ (1,558)	$ 439,388	$ (1,693,779)	$ 1,504,199
$ 4,121	$ (17)	$ 48,172	$ (3)	$ 82,546
—	—	—	—	6,034
—	—	—	—	4,621
—	—	—	(386,383)	—
—	—	—	—	1,027,595
—	—	—	—	89,293
4,121	(17)	48,172	(386,383)	1,210,089
25,999	—	—	(25,999)	—
55,419	—	—	(173,205)	55,827
—	—	—	56,722	(56,722)
148,495	—	—	(733,789)	—
—	—	67,029	(67,029)	—
88,635	(1,541)	324,187	(364,093)	295,005
292,549	(1,541)	391,216	(1,281,394)	294,110
$ 322,669	$ (1,558)	$ 439,388	$ (1,693,779)	$ 1,504,199
$ 322,669	$ (1,558)	$ 439,388	$ (1,693,779)	$ 1,504,199
—	—	—	—	(3,895)
—	—	—	—	(13,398)
$ 322,669	$ (1,558)	$ 439,388	$ (1,693,779)	$ 1,486,906
$ 30,120	$ (17)	$ 48,172	$ (412,385)	$ 1,210,089
—	—	—	—	(1,305)
—	—	—	—	14,599
—	—	—	—	(9,376)
$ 30,120	$ (17)	$ 48,172	$ (412,385)	$ 1,214,007
$ 292,549	$ (1,541)	$ 391,216	$ (1,281,394)	$ 294,110
—	—	—	—	(3,895)
—	—	—	—	(27,997)
—	—	—	—	1,305
—	—	—	—	9,376
$ 292,549	$ (1,541)	$ 391,216	$ (1,281,394)	$ 272,899

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2006

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Sales	$ —	$ 226,107
Costs and Expenses		
Costs of products sold	—	232,480
Selling and administration	3,453	—
Amortization of capital assets	46,050	41,954
Loss on disposal of capital assets	1,032	1,517
Write-down of capital assets	—	55,290
Closure of production line	—	5,915
Write-down of timber licence deposits	4,502	—
Cost of class action lawsuit	5,085	—
	60,122	337,156
Operating Earnings (Loss)	(60,122)	(111,049)
Finance Expense		
Interest	68,913	—
Amortization of finance charges	5,399	—
	74,312	—
Equity in Earnings of Subsidiary	(8,016)	—
Other Income	12,721	35
Foreign Exchange Loss on Long-Term Debt	(7,936)	—
Other Foreign Exchange (Loss) Gain	—	—
Realized Currency Translation Loss	—	(4,400)
(Loss) Income Before Income Taxes	(137,665)	(115,414)
Income Tax (Recovery) Expense	(29,634)	(56,878)
Net (Loss) Income	$ (108,031)	$ (58,536)
Net (loss) income in accordance with Canadian GAAP	$ (108,031)	$ (58,536)
Reversal of amortization of capitalized start-up costs[1]	1,598	—
Write-off of capitalized start-up costs[1]	(986)	—
Realized currency translation loss[2]	—	4,440
Income tax impact of above items	(225)	—
Net (loss) income in accordance with U.S. GAAP	$ (107,644)	$ (54,136)
Minimum pension liability, net of tax[3]	6,231	7,876
Unrealized loss on translation of self-sustaining foreign subsidiary	(2,779)	(2,779)
Comprehensive (loss) income in accordance with U.S. GAAP	$ (104,192)	$ (49,039)

(1) Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.

(2) Under Canadian GAAP, a gain or loss equivalent to a pro rata portion of the translation exchange gains and losses in accumulated other comprehensive income would be recognized in operations when there has been a reduction in the net investment in a self-sustaining foreign subsidiary. Under U.S. GAAP, this would only be done when there is a substantial reduction in the net investment.

(3) Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ —	$ 712,894	$ 503,424	$ (615,307)	$ 827,118
—	715,724	417,083	(615,307)	749,980
—	—	32,586	—	36,039
—	—	—	—	88,004
—	—	—	—	2,549
—	—	—	—	55,290
—	—	—	—	5,915
—	—	—	—	4,502
—	—	—	—	5,085
—	715,724	449,669	(615,307)	947,364
—	(2,830)	53,755	—	(120,246)
—	—	—	—	68,913
—	—	—	—	5,399
—	—	—	—	74,312
2,685	—	—	5,331	—
—	99	264	—	13,119
—	—	—	—	(7,936)
—	479	(312)	—	167
—	—	—	—	(4,400)
2,685	(2,252)	53,707	5,331	(193,608)
976	(41)	—	—	(85,577)
$ 1,709	$ (2,211)	$ 53,707	$ 5,331	$ (108,031)
$ 1,709	$ (2,211)	$ 53,707	$ 5,331	$ (108,031)
—	—	—	—	1,598
—	—	—	—	(986)
—	—	—	—	4,400
—	—	—	—	(225)
$ 1,709	$ (2,211)	$ 53,707	$ 5,331	$ (103,244)
—	—	—	—	14,107
—	—	—	2,779	(2,779)
$ 1,709	$ (2,211)	$ 53,707	$ 8,110	$ (91,916)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2006

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Cash Flows from Operating Activities		
Net income (loss)	$ (108,031)	$ (58,536)
Items not affecting cash		
Amortization of capital assets	46,050	41,954
Amortization of financing costs and fees	5,399	—
Foreign exchange loss on long-term debt	7,936	—
Write-down of capital assets	—	55,290
Loss on disposal of capital assets	1,032	1,517
Write-down of timber deposits	4,502	—
Change in non-current reforestation obligation	273	—
Equity in earnings of subsidiary	8,016	—
Future income taxes	(33,813)	(56,050)
Adjustment to net accrued pension benefit asset	852	2,882
Realized currency translation loss	—	4,400
Change in non-cash operating working capital	90,427	145,160
Cash provided by (used in) operating activities	22,643	136,617
Cash Flows from Financing Activities		
Proceeds from issue of long-term debt	171,588	—
Repayment of long-term debt	(2,321)	—
Repayment of capital lease obligations	(174)	—
Dividends paid	(14,649)	—
Financing costs and fees	(6,011)	—
Advances (to) from related company	140,451	(118,160)
Cash provided by (used in) financing activities	288,884	(118,160)
Cash Flows from Investing Activities		
Short-term investments	(35,864)	—
Restricted cash	(23,168)	—
Additions to capital assets	(214,488)	(13,767)
(Increase) decrease in other assets	(2,069)	(2,286)
Proceeds on disposal of capital assets	136	18
Cash provided by (used in) investing activities	(275,453)	(16,035)
Effect of foreign exchange rate changes on cash and cash equivalents	—	102
Net Cash Inflow (Outflow)	36,074	2,524
Cash and Cash Equivalents, Beginning of Year	15,566	3,921
Cash and Cash Equivalents, End of Year	$ 51,640	$ 6,445

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ 1,709	$ (2,211)	$ 53,707	$ 5,331	$ (108,031)
—	—	—	—	88,004
—	—	—	—	5,399
—	—	—	—	7,936
—	—	—	—	55,290
—	—	—	—	2,549
—	—	—	—	4,502
—	—	—	—	273
(2,685)	—	—	(5,331)	—
(3,612)	(37)	—	—	(93,512)
—	—	—	—	3,734
—	—	—	—	4,400
3,245	(186,785)	(14,644)	17	37,420
(1,343)	(189,033)	39,063	17	7,964
—	—	—	—	171,588
—	—	—	—	(2,321)
—	—	—	—	(174)
—	—	—	—	(14,649)
—	—	—	—	(6,011)
(3,207)	201,807	(220,874)	(17)	—
(3,207)	201,807	(220,874)	(17)	148,433
—	—	—	—	(35,864)
—	—	—	—	(23,168)
—	—	—	—	(228,255)
100	—	—	—	(4,255)
—	—	—	—	154
100	—	—	—	(291,388)
—	—	—	—	102
(4,450)	12,774	(181,811)	—	(134,889)
4,450	3,453	181,811	—	209,201
$ —	$ 16,227	$ —	$ —	$ 74,312

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2005

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Sales	$ —	$ 452,054
Costs and Expenses		
Costs of products sold	—	331,064
Selling and administration	12,436	6,928
Amortization of capital assets	51,534	52,373
	63,970	390,365
Operating Earnings (Loss)	(63,970)	61,689
Finance Expense		
Interest	64,914	—
Amortization of finance charges	4,888	—
Loss on repurchase of long term debt	1,485	—
	71,287	—
Equity in Earnings of Subsidiary	310,947	—
Other Income (Expense)	7,073	(383)
Foreign Exchange Gain on Long-Term Debt	28,313	—
Other Foreign Exchange Loss	(49)	(3,553)
Income Before Income Taxes	211,027	57,753
Income Tax Expense (Recovery)	57,873	7,011
Net Income (Loss)	$ 153,154	$ 50,742
Net income (loss) in accordance with Canadian GAAP	$ 153,154	$ 50,742
Reversal of amortization of capitalized start-up costs, net of deferred income taxes[1]	1,762	—
Net income (loss) in accordance with U.S. GAAP	$ 154,916	$ 50,742
Minimum pension liability, net of tax[2]	(3,661)	(1,491)
Unrealized loss on translation of self-sustaining foreign subsidiary	(24,106)	(24,190)
Comprehensive (loss) income in accordance with U.S. GAAP	$ 127,149	$ 25,061

[1] *Under U.S. GAAP, the direct operating losses arising during the start-up phase of the oriented strand board facilities, which were capitalized under Canadian GAAP, are charged against operations as incurred.*

[2] *Under U.S. GAAP the Company would recognize the difference between the unfunded accumulated pension benefit obligation and the accrued benefit obligation as an additional minimum pension liability, and an equal amount as an intangible asset, subject to the following. If the additional liability exceeded unrecognized past service cost the excess would be recognized as other comprehensive loss, net of any resulting tax benefits.*

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ —	$ 454,822	$ 797,087	$ (455,732)	$ 1,248,231
—	455,732	524,885	(455,732)	855,949
—	55	11,358	—	30,777
—	—	—	—	103,907
—	455,787	536,243	(455,732)	990,633
—	(965)	260,844	—	257,598
—	—	—	—	64,914
—	—	—	—	4,888
—	—	—	—	1,485
—	—	—	—	71,287
13,034	—	—	(323,981)	—
(91)	(21)	3,400	—	9,978
—	—	—	—	28,313
—	(617)	(3,562)	—	(7,781)
12,943	(1,603)	260,682	(323,981)	216,821
(517)	(700)	—	—	63,667
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 153,154
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 153,154
—	—	—	—	1,762
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 154,916
—	—	—	—	(5,152)
—	84	—	24,106	(24,106)
$ 13,460	$ (819)	$ 260,682	$ (299,875)	$ 125,658

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

	Ainsworth Lumber Co. Ltd. Non-Consolidated Parent Issuer	Ainsworth Engineered (USA) LLC Subsidiary Guarantor
Cash Flows from Operating Activities		
Net income (loss)	$ 153,154	$ 50,742
Items not affecting cash		
Amortization of capital assets	51,534	52,373
Amortization of financing costs and fees	4,888	—
Foreign exchange gain on long-term debt	(28,313)	—
Loss on repurchase of long-term debt	1,485	—
Loss on disposal of capital assets	245	—
Change in non-current reforestation obligation	(122)	—
Equity in earnings of subsidiary	(310,947)	—
Future income taxes	97,299	10,761
Adjustment to accrued pension benefit asset	(7,278)	—
Change in non-cash operating working capital	(113,602)	(270,088)
Cash provided by (used in) operating activities	(151,657)	(156,212)
Cash Flows from Financing Activities		
Decrease in capital lease obligations	(274)	—
Repurchase of long-term debt	(31,067)	—
Dividends paid	(14,649)	—
Refundable tax recovery	438	—
Advances (to) from related company	117,240	166,124
Cash provided by (used in) financing activities	71,688	166,124
Cash Flows from Investing Activities		
Restricted cash	(32,455)	—
Additions to capital assets	(45,499)	(11,776)
Decrease (increase) in other assets	(7,499)	(3,184)
Proceeds on disposal of capital assets	27	—
Investment in Chatham Forest Products, Inc.	—	(7,546)
Timber licence deposits	(5,998)	—
Cash provided by (used in) investing activities	(91,424)	(22,506)
Effect of foreign exchange rate changes on cash and cash equivalents	—	(28)
Net Cash Inflow (Outflow)	(171,393)	(12,622)
Cash and Cash Equivalents, Beginning of Year	186,959	16,543
Cash and Cash Equivalents, End of Year	$ 15,566	$ 3,921

Ainsworth Engineered Corp. Subsidiary Guarantor	Ainsworth Corp. Subsidiary Guarantor	Ainsworth Engineered Canada Limited Partnership Subsidiary Guarantor	Eliminations	Ainsworth Lumber Co. Ltd. Consolidated
$ 13,460	$ (903)	$ 260,682	$ (323,981)	$ 153,154
—	—	—	—	103,907
—	—	—	—	4,888
—	—	—	—	(28,313)
—	—	—	—	1,485
—	—	—	—	245
—	—	—	—	(122)
(13,034)	—	—	323,981	—
(35,797)	(663)	—	—	71,600
—	—	—	—	(7,278)
30,865	209,397	5,710	—	(137,718)
(4,506)	207,831	266,392	—	161,848
—	—	—	—	(274)
—	—	—	—	(31,067)
—	—	—	—	(14,649)
—	—	—	—	438
5,595	(204,378)	(84,581)	—	—
5,595	(204,378)	(84,581)	—	(45,552)
—	—	—	—	(32,455)
—	—	—	—	(57,275)
800	—	—	—	(9,883)
—	—	—	—	27
—	—	—	—	(7,546)
—	—	—	—	(5,998)
800	—	—	—	(113,130)
—	—	—	—	(28)
1,889	3,453	181,811	—	3,138
2,561	—	—	—	206,063
$ 4,450	$ 3,453	$ 181,811	$ —	$ 209,201

CORPORATE INFORMATION

BOARD OF DIRECTORS

Allen Ainsworth
Vancouver, BC

Brian Ainsworth
Vancouver, BC

Catherine Ainsworth
Vancouver, BC

David Ainsworth
Vancouver, BC

Susan Ainsworth
Vancouver, BC

Douglas Buchanan
North Vancouver, BC

Robert Fairweather
West Vancouver, BC

Gordon Green
Sidney, BC

Morley Koffman
Vancouver, BC

Gordon Lancaster
West Vancouver, BC

OFFICERS

Brian Ainsworth
Chairman &
Chief Executive Officer

Allen Ainsworth
President

Catherine Ainsworth
Chief Operating Officer &
Corporate Secretary

Michael Ainsworth
Executive Vice-President

Douglas Ainsworth
Senior Vice-President,
Marketing

Kevin Ainsworth
Senior Vice-President,
Western Panel Operations

Robert Allen
Chief Financial Officer

CONTACTS

CORPORATE OFFICE
604 661 3200 Telephone
604 661 3201 Fax

INTERNET
www.ainsworth.ca

EMAIL
info@ainsworth.ca

TRADING SYMBOL
ANS on Toronto Stock Exchange

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

SOLICITORS
Koffman Kalef
Vancouver, BC

TRANSFER AGENT
Computershare Trust Company
of Canada
Vancouver, BC

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders will be held on Monday, May 5, 2008 at 11:00 am at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, BC.

Ainsworth®

Engineered Performance for the World of Wood®

For more information, please contact:

Suite 3194 Bentall 4
PO Box 49307
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1L3

877 661 3200 Toll free
604 661 3200 Telephone
604 661 3201 Fax

www.ainsworthengineered.com

END